

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



RECEIVED
MAY 2 9 2007
WASH. D.C.
186
SECTION

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **May** **2007**

Commission File Number **000-29898**

Research In Motion Limited
(Translation of registrant's name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	The Registrant's 2007 Annual Report to Shareholders.

DOCUMENT 1



RESEARCH IN MOTION 2007 ANNUAL REPORT


everyone 1
everything 2
everywhere 5
every time 6
year in review 8
financial statements 13

everyone has access

Wireless access to email and other information is no longer a luxury reserved for top executives. People everywhere are leading increasingly unwired lifestyles, dynamically balancing careers and rich personal lives. They need to be able to go where life takes them without losing touch with the people and information that matter most. They need a mobility solution that can blend innovation, usability and style. They need a BlackBerry® smartphone from Research In Motion.



The BlackBerry® Curve™ smartphone is a perfect mobile companion for the well-rounded life. It offers all of the renowned BlackBerry smartphone functionality and ease-of-use plus many new consumer-friendly features.


everything they need

BlackBerry smartphones take life beyond the traditional mobile phone and SMS experience. Both powerful and intuitive, they help you get more from life – at work and at play. Snap and send a photo at the beach. Bring your favorite music, videos or podcasts wherever you go. Find your way with GPS and [illegible] applications. Search the web to settle bets on the spot. Send an email. And feel free to [illegible]

Life is simply better with a BlackBerry smartphone.




BlackBerry

The stylish BlackBerry Pearl smartphone is one of the world's smallest smartphones, yet it's big on features. camera, media player, expandable memory slot, voice activated dialing and groundbreaking trackball navigation.




everywhere they are

Simplicity is magic. The BlackBerry platform is designed to abstract the complexity of systems and technologies and make it easy for users to stay connected to timely information and communications. People who value true mobility in their jobs or personal lives choose the BlackBerry platform. BlackBerry smartphones are available for use on over 270 wireless networks in approximately 110 countries around the world, so people can leave the office, leave town or even leave the country without losing touch.



The BlackBerry 8800 Series offers quad-band GSM/GPRS and CDMA "World Edition" smartphones which support international roaming and include built-in GPS to help people get around.

every time it's needed

Wireless connectivity is liberating and people who live busy lives want that freedom. Whether for personal or professional use, they want a robust and optimized mobile experience—which is why millions of people prefer the BlackBerry platform. It makes the most of available processing and network bandwidth to deliver superior performance and exceptionally long battery life. Users and organizations trust the BlackBerry platform for its industry-leading functionality, usability, reliability, manageability and security. Today, mobility is a reality and BlackBerry smartphone users are ahead of the crowd.



The BlackBerry brand has consistently stood out since the day it arrived. Fueled by a culture of innovation and a passion for providing a truly satisfying mobile experience, the BlackBerry brand has become a trusted choice for millions of people around the world.



the year in review

Fellow Shareholders:
Fiscal 2007 was a year of opportunity and accomplishment for Research In Motion (RIM). Never before has RIM delivered as many new products, entered as many markets, or formed as many partnerships. These initiatives significantly expanded the reach of the BlackBerry platform during the past year and have set the stage for an exciting fiscal 2008.

We are grateful to our customers, partners and shareholders for their support throughout the year. Your confidence in our technology and business plans allowed the BlackBerry platform to continue its leadership around the world. We would also like to thank the Special Committee of the Board of Directors and their advisors who contributed to the in-depth review of RIM's stock option granting practices that was completed at the end of the fiscal year. We have already made significant progress to rectify matters identified in the review and we continue to evolve our processes to be consistent with our philosophy of achieving excellence throughout RIM's operations.

During Fiscal 2007:
- Revenue grew 47% to over $3 billion;
- The BlackBerry subscriber account base increased to approximately 8 million;
- Over 1 million BlackBerry subscriber accounts were added in a single quarter for the first time;
- Over 100 new carrier partners were added across the globe;
- Several groundbreaking new smartphones were introduced, including the BlackBerry Pearl smartphone with built-in camera and multimedia capabilities; the BlackBerry 8800 smartphone with built-in GPS; the BlackBerry 8703e smartphone for CDMA/EvDO networks and the BlackBerry 8707 smartphone for UMTS networks;
- BlackBerry Enterprise Server for MDS Applications and BlackBerry Enterprise Server Express were launched; and
- The number of devices available with BlackBerry Connect software more than doubled with over 50 devices now supported by 80 carrier partners worldwide.



We are also grateful to over 6,000 RIM employees whose talents and dedication enabled RIM to once again achieve its goals and deliver strong financial performance for shareholders.

Financial Results and Administration
Revenue in fiscal 2007 grew 47% to $3.04 billion as compared to $2.07 billion in the previous year. Hardware represented the largest percentage of revenue at 73%, with service contributing approximately 18% and software, accessories, and other revenue contributing the remainder.

Gross margin for the year was 54.6%, down slightly from the prior year. This decline was primarily related to the increased percentage of revenue coming from smartphones, such as the BlackBerry Pearl, that target broader market segments with lower average selling prices. We shipped over 6 million handsets during the year, up 50% from fiscal 2006, and experienced strong sell-through to new customers as well as a robust replacement cycle from customers upgrading to newer BlackBerry smartphones.

Operating expenses for the year increased slightly as a percentage of revenue. This increase stemmed from greater investments in software and hardware development, new marketing programs associated with the launch of the BlackBerry Pearl into broader markets, as well as higher administration expenses in the second half of the year.



The BlackBerry subscriber account base increased to approximately 8 million users.

U.S. GAAP	[illegible]	March 4, 2006	February 26, 2005
			(as restated)
Revenue	[illegible]	$2,065,845	$1,350,447
Gross margin	[illegible]	$1,140,247	$ 714,137
Research & development and selling, marketing and administration	[illegible]	473,204	296,503
Amortization	[illegible]	49,951	35,941
Litigation		201,791	352,628
Investment income	[illegible]	66,218	37,107
Income before income taxes	[illegible]	481,519	66,172
Provision for (recovery of) income taxes	[illegible]	106,863	(139,440)
Net income	[illegible]	$ 374,656	$ 205,612
Earnings per share			
Basic	[illegible]	$ 1.98	$ 1.10
Diluted	[illegible]	$ 1.91	$ 1.04
Gross margin	[illegible]	55.20%	52.90%
Research and development	[illegible]	7.70%	7.60%
Selling, marketing and administration	[illegible]	15.20%	14.40%
Cash, cash equivalents, short-term investments and investments	[illegible]	$1,249,402	$1,679,717
Total assets	[illegible]	$2,314,349	$2,621,985
Shareholders' equity	[illegible]	$1,995,415	$1,981,804


$3,037.1
$2,065.8
$1,350.4
$594.6
$306.7
03
04
05
06
07


BlackBerry Subscriber Account Base
(in thousands)
8,000
4,900
2,510
1,069
534
03
04
05
06
07



During fiscal 2007, revenue grew 47% to over $3 billion.

U.S. GAAP net income in fiscal 2007 increased approximately 69% to $631.6 million We are pleased with our results for fiscal 2007 and remain focused on growing the business and driving superior operating performance as we move into fiscal 2008.

RIM's balance sheet remains strong at the end of fiscal 2007 with negligible debt and $1.4 billion in cash, cash equivalents, short-term investments and investments. This strong balance sheet gives us confidence that RIM has adequate resources to execute its plans and take advantage of strategic opportunities as we go forward.

RIM had approximately 6,250 employees at the end of fiscal 2007, up from approximately 4,700 employees at the end of fiscal 2006. We continue to hire across all areas of the Company including R&D, carrier support, business development, marketing, customer care and manufacturing. We also continue to support co-op and new graduate programs from a variety of universities and colleges to ensure that we have ongoing access to the best new talent available.

BlackBerry

In fiscal 2007, the BlackBerry subscriber account base increased to approximately 8 million from 4.9 million the previous year. We were especially proud to have added over 1 million subscriber accounts in the fourth quarter alone – more than the combined total added during the first 5 years. Our strategic investments in technology leadership, new market segments, global expansion, channel expansion and the overall BlackBerry ecosystem helped drive our strong subscriber account growth in fiscal 2007.



RIM's global presence continues to expand and BlackBerry smartphones were available on over 270 networks in approximately 110 countries at the end of the fiscal year. Latin America presents a vibrant market opportunity with over 40 carrier partners added in that region alone during fiscal 2007. We also entered the Japanese market for the first time this year with the launch of the BlackBerry 8707, the first BlackBerry smartphone supporting UMTS network protocols. Europe has become an important market for the BlackBerry solution and the new products and service plans launched this past year, together with the momentum of our business relationships with European carriers, has led to excellent growth in this region. At the end of fiscal 2007, approximately 28% of the BlackBerry subscriber account base and 35% of overall revenue was derived from outside North America.

So far in fiscal 2008 we have also been active in launching new devices and have already brought to market the BlackBerry Curve and the BlackBerry 8830 World Edition, the first BlackBerry smartphone to allow roaming between CDMA/EvDO networks in North America and GSM/GPRS networks around the world.

BlackBerry in the Enterprise

The BlackBerry solution's leadership in the enterprise market continues to be evident and there are now over 100,000 BlackBerry Enterprise Server installations operating around the world. RIM continued to enhance BlackBerry Enterprise Server with powerful new administrative features for IT departments and innovative features for mobile users BlackBerry Enterprise Server Express was launched for small businesses and BlackBerry Enterprise Server for MDS Applications was introduced to help meet the growing demand for mobile applications on the BlackBerry platform.

Last year RIM acquired Ascendent Systems, a leading provider of enterprise voice mobility solutions that enable single number reachability, real-time notification and conferencing, and voice continuity Through this acquisition, the BlackBerry solution is now able to deliver the same style of seamless integration for enterprise voice that the BlackBerry solution brings to email. Corporations can now extend the functionality and identity of the office desk phone to an employee's BlackBerry smartphone and take advantage of features such as 4 or 5 digit extension dialing, dial-out conference calling, desk phone caller ID and single number reachability, while increasing productivity and improving manageability of their mobile deployments. The availability of this functionality further strengthens and differentiates the BlackBerry solution.

BlackBerry for the Individual Buyer

During the past year, we also began a substantial effort to extend the reach of BlackBerry smartphones beyond the enterprise market. These efforts have included channel expansion, encouragement of lower carrier service pricing programs, introduction of consumer-friendly applications and the launch of new hardware platforms. The BlackBerry Pearl smartphone attracted many new users to the BlackBerry platform and received wide recognition for its unique blend of size, functionality and style. The BlackBerry Pearl, which is available in three colors, offers a camera, media player and all the renowned BlackBerry smartphone functionality in an amazingly small and stylish design. This outstanding product launch exceeded our expectations and helped broaden our customer base. At the end of fiscal 2007, over 27% of the BlackBerry subscriber account base was non-enterprise users. As we progress in fiscal 2008, we are continuing to expand the appeal of BlackBerry smartphones to broader market segments with new products, features and services such as the addition of the Roxio Media Manager for BlackBerry , the launch of enhanced BlackBerry Internet Service features and the launch of the new BlackBerry Curve smartphone, which is already receiving rave reviews.

Sales, Marketing and Channel Development

BlackBerry brand awareness continued to grow around the world during fiscal 2007. RIM and its partners invested in a broad array of marketing initiatives to help expand the strength of the BlackBerry brand beyond the enterprise market. A record number of product launches were executed with carrier partners and RIM significantly expanded its indirect and third party distribution channels. At the end of the year, the BlackBerry solution was available through over 100,000 retail points of presence and growing. Additional efforts are underway to develop relationships with large national resellers and on-line distributors and RIM will continue to invest in training and supporting the traditional carrier enterprise and retail channels.

Network Operations

As the BlackBerry subscriber account base grows, we remain focused on delivering a high level of reliability and service quality to our customers. We have been investing in the expansion of our infrastructure as well as our continuity of operations capabilities The BlackBerry Infrastructure processes over a billion wireless data packets each day and we are dedicated to continuing to provide the security, quality of service and scalability that customers have come to expect from BlackBerry.

BlackBerry Application Ecosystem

Another important aspect of the BlackBerry platform is the support and added value it receives from the large number of independent software vendors (ISVs) and other partners that make up the BlackBerry application ecosystem. These partners develop and enable a wide variety of enterprise and personal applications to work with BlackBerry smartphones. There are currently more than 600 BlackBerry Alliance Members offering BlackBerry applications for both enterprises and individuals In addition to ongoing innovation in virtually every mobile application segment, it is particularly exciting to see partners taking advantage of GPS and multimedia capabilities to add new dimensions and value to the user experience



RIM continues to provide an open, standards-based development platform and supports developers with robust tools and technical assistance. In support of this goal, the BlackBerry Java Developer Environment (BlackBerry JDE) was recently launched. The BlackBerry JDE provides developers access to almost every functional component and application on a BlackBerry smartphone, including the camera, BlackBerry Messenger and GPS APIs, support for numerous audio formats for routing playback, and XML and Web Services for use in application development. The BlackBerry JDE has already been downloaded by more than 125,000 registered developers and the growing BlackBerry development community is expected to significantly expand the number of applications available for the BlackBerry platform.

R&D and Manufacturing

RIM's focus on high quality engineering and performance remains a key competitive advantage. While the number of new products increased dramatically since last year, including the launch of the BlackBerry 7130e, BlackBerry 7130c,



Over 6 million smartphones were shipped by RIM during the year.

BlackBerry 8703e, BlackBerry 8707, BlackBerry Pearl, BlackBerry 8800, BlackBerry 8830 and BlackBerry Curve smartphones, RIM's dedication to quality and reliability never wavered. RIM's company and culture has been built with an intense focus on quality. We have implemented the structures and processes to facilitate ongoing new product introduction cycles without sacrificing our core quality values and we have achieved ISO 9001 certification. BlackBerry smartphone quality is consistently rated at or near the top by our carrier partners and we are focused on maintaining this high level of performance.

RIM completed the expansion of its manufacturing facility in fiscal 2007, effectively doubling its physical footprint. We also continue to expand our outsourcing relationships to complement RIM's manufacturing facility and to meet the growing demand for our products.

Licensing Programs

In fiscal 2007, the number of devices available with BlackBerry Connect software more than doubled to 50 devices available in over 80 countries. BlackBerry Connect v4.0 was also launched this past year and provides additional and enhanced capabilities to our partners including support for BlackBerry MDS, enhanced security features, wireless provisioning and additional wireless synchronization features. We also recently announced a BlackBerry application suite for certain Windows Mobile-based devices, which will enable a virtual BlackBerry application experience. The addition of this new software is another important element of RIM's strategy to provide an open platform that supports industry standards and addresses the needs of both customers and partners.

Customer Care

RIM's Customer Support Operations team has grown dramatically over the past year in order to support the global expansion of our customer base and offers 24x7 support for BlackBerry customers around the world. In the past year, we opened two new support centers while continuing to expand the existing facility at our headquarters. Capabilities within the group have also grown to include a professional services organization, an extensive array of educational programs, an incident-based technical support team and an operational excellence team focused on regulatory compliance, quality assurance and customer satisfaction. In the past year, we have also seen 68% growth in revenue from our contract-based technical support programs, with over 20,000 contracts now in place. RIM's focus on customer care and support is another strong competitive advantage.

The Year Ahead

As we move forward into fiscal 2008, we are as excited as ever about the prospects ahead. Already this year, we have announced several new hardware and software products that open major new opportunities for RIM. Throughout the remainder of the year our goals are to:

- Deliver additional high quality smartphones, software and services to address multiple market segments;
- Expand our product portfolio to include support for emerging network technologies;
- Grow our enterprise customer base through enablement of value-added applications and the integration of desk phone functionality into BlackBerry Enterprise Server;
- Further expand our customer base outside the enterprise segment;
- Develop and support additional programs to enable our partners to deliver compelling applications for both enterprises and individuals;
- Continue to add new carrier partners and support existing carrier partners around the world to drive BlackBerry smartphone adoption;
- Enhance and grow our customer care capabilities around the world to support our multilingual customer base, and
- Manage the business to grow revenue and drive operating leverage in our financial model.

We would like to thank you again for your support and we look forward to updating you about our progress over the coming year.



Jim Balsillie



Mike Lazaridis

management's discussion and analysis of financial condition and results of operations

FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 3, 2007

May 17, 2007

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended March 3, 2007. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM has prepared the MD&A with reference to *National Instrument 51-102* "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A provides information for the fiscal year ended March 3, 2007 and up to and including May 17, 2007.

Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov.

EXPLANATORY NOTE REGARDING THE RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated its consolidated balance sheet as of March 4, 2006, and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders' equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the "Restated Financial Statements"). The Restated Financial Statements have been prepared to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company's stock option plan on December 4, 1996 (as amended from time to time, the "Stock Option Plan") and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The restatement does not result in a change in the Company's previously reported revenues, total cash and cash equivalents or net cash provided from operating activities shown in the Restated Financial Statements.

Background of the Review

The Company commenced a voluntary internal review (the "Review") of its stock option granting practices and related accounting on August 8, 2006. The Review was commenced under the direction of the Audit Committee of the Company's Board of Directors, at the initiative of Dennis Kavelman, the Company's former Chief Financial Officer (now the Company's Chief Operating Officer – Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the "Special Committee"). Any references to actions by the Special Committee prior to January 16, 2007 are to the Audit Committee. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. Certain of the investigative actions by the Special Committee described hereafter were carried out by the outside legal counsel or outside accounting advisors under the direction of the Special Committee.

On September 28, 2006, the Company publicly announced that the Audit Committee had made a preliminary determination that, under U.S. generally accepted accounting principles ("GAAP"), pursuant to which the Company has been preparing its financial statements since fiscal 2004 (prior to which time the Company prepared its primary financial statements in accordance with Canadian GAAP – together with a U.S. GAAP reconciliation note following its U.S. listing in 1999), accounting errors were made in connection with the accounting for certain stock options granted since the Company's initial public offering in 1997 (the "IPO") and that a restatement (the "Restatement") of the Company's historical financial statements would therefore be required. At that time, the Company also announced that it had voluntarily informed the SEC and the Ontario Securities Commission (the "OSC") about the Review.

Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the "USAO") has commenced investigations in connection with the Company's stock option granting practices. The Company intends to continue to cooperate with each of these agencies.

On October 13, 2006, in accordance with applicable Canadian securities laws, the Company contacted the OSC on behalf of all Canadian securities regulators and requested that the OSC issue a management cease trade order (the "MCTO") prohibiting trading in the Company's securities by its senior officers, directors and other insiders (who were already subject to a Company-initiated trading blackout) as a result of the Company's inability to file its financial statements for the second quarter of fiscal 2007. Under the terms of the MCTO, the MCTO will be automatically revoked on the second business day following the receipt by the OSC of all filings the Company is required to make pursuant to Ontario securities laws.

Scope of the Review

The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. Each grant was evaluated individually based on the particular facts and circumstances in each case. The Special Committee reviewed approximately 900,000 electronic and paper documents. The Special Committee also reviewed stock-based awards granted prior to the adoption of the Stock Option Plan. The Special Committee conducted interviews of all then-current board members, members of senior management and certain other employees and former employees of the Company identified as being involved in the options granting process or who were otherwise relevant to the Review.

After reviewing all available relevant documentation, the Special Committee determined the appropriate measurement dates for the options for accounting purposes based on the best available information, including:

- minutes of meetings of the Board of Directors and Compensation Committee;
- contemporaneous emails and other documentation;
- personnel files and payroll records;
- insider trading reports; and
- interviews with employees, officers and directors.

In some cases where evidence existed that the recorded grant date for an option was not the accounting measurement date, contemporaneous documentation evidencing the finality of the grant does not exist in a manner that would enable the Special Committee to determine, with finality, the measurement date for accounting purposes. In these cases, the Special Committee used alternative methods to determine an accounting measurement date. The Special Committee noted that the majority of these instances related to the period prior to February 27, 2002 (the period in which the Company applied variable plan accounting for all option grants, as described below), and therefore the impact of the determination of an appropriate measurement date was limited to the impact on the pro forma disclosures under Statement of Financial Accounting Standard No. 123, *Accounting for Stock Based Compensation* ("SFAS 123"), and is not significant to either the pro forma disclosures or to the amounts recorded in the Company's statements of operations under APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25").

In cases where the contemporaneous documentation evidencing the measurement date was not complete, the Special Committee reviewed and analyzed all available correspondence, including the Company's master stock option tracking spreadsheets and the Company's instructions to outside counsel to file insider trading reports. The Special Committee used this documentation to support specific measurement dates, or to establish a range of dates in which to calculate an average rate to apply as a measurement date proxy. The option tracking spreadsheets and instructions to file insider trading reports were considered only when there was no earlier correspondence or other evidence to document a more reliable measurement date.

The Company believes that the evidence used to support the measurement dates as described above and as supported by the Special Committee's conclusions is consistent with the provisions of APB 25 and recent guidance from the SEC.

Option Granting Process

Subsequent to the IPO in 1997, the Stock Option Plan provided for all options to be approved by the Board of Directors or the Compensation Committee. Additionally, the Stock Option Plan provided for options to be granted at an exercise price not less than the closing price of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market, as applicable, on the last trading day preceding the date on which the grant of the option was approved. The Company's granting practices, however, deviated from the authorization requirements as set out in the Stock Option Plan. As described in greater detail below, past practice, as evidenced by contemporaneous documentation, along with information obtained from employees, officers and directors, indicates that the authorization process for granting awards was delegated to the Compensation Committee and to certain members of management of the Company and other employees pursuant to an apparent delegation of such authority by the Company's Board of Directors. Despite the deviation from the option granting approval process provided for under the Stock Option Plan, the Company has determined that the historical option grants are validly issued options for accounting purposes and are enforceable against the Company, and any common shares issued upon exercise of these options are validly issued under Ontario corporate law. Subject to the remediation plan approved by the Board of Directors on March 2, 2007, which is described below, it is also the Company's intention to honor its commitment to issue shares when options are validly exercised by option holders.

The Review revealed that prior to the commencement of the Review in August 2006, all stock option grants, except grants to the Company's co-CEOs, were made by or under the authority of co-CEO Jim Balsillie or his delegate in accordance with an apparent delegation of such authority by the Company's Board. For a number of years after the IPO, Mr. Balsillie was directly involved in approving grants, including grants that have been found to have been accounted for incorrectly. Mr. Balsillie's direct involvement in approving grants diminished over time, as more responsibility for approving certain grants was delegated, without explicit conditions or documentation, to Mr. Kavelman and to other employees. Mr. Kavelman and other, less senior, personnel were also involved in the granting of options that have been found to have been accounted for incorrectly.

Co-CEO Mike Lazaridis and COOs Don Morrison and Larry Conlee also had a role in the granting of options, which in the case of the COOs was limited to their direct report employees.

Grants to the co-CEOs were approved by the Company's Compensation Committee or the Board. After March 2003, the Compensation Committee also reviewed compensation payable to the COOs and the CFO, including option grants.

The 3,231 stock option grants made between December 1996 and August 2006 can be broadly classified as grants to new employees or to former co-op students who rejoined the Company after completing university ("New Hire Grants"), and periodic awards to existing employees and directors, including grants awarded to employees following a promotion to a more senior position ("Grants to Existing Employees"). The Special Committee determined that some New Hire Grants and the majority of Grants to Existing Employees used an incorrect measurement date for accounting purposes, with the result that the exercise price of the options was less than the fair market value of the shares as of the date on which the terms and recipients of those options were ascertained with finality, as determined through objective evidence. In many instances, including in connection with some option grants to the co-CEOs, COOs and the CFO (the "C-level officers"), hindsight was used to select grant dates with favorable pricing on grants and in limited instances grant dates were selected based on low prices over a future period, resulting in grantees receiving an in-the-money option that was not recorded in the financial statements as stock-based compensation.

Canadian insider reporting rules require insiders to file insider reports in all provinces in which the Company is a reporting issuer. Under the rules of the Toronto Stock Exchange, the Company was required to report all option grants made for all employees. (As a "foreign private issuer" under U.S. securities laws, the Company is not subject to U.S. insider reporting rules.) A number of individuals interviewed by the Special Committee who were involved in the granting of options at the Company, including Mr. Balsillie and Mr. Kavelman, reported that at the time they had a general understanding that options could be granted at a chosen date within the period before the filing of the next insider report. Their understanding was incorrect.

The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company's stock option grant program.

Nature of the Errors

The period covered by the Review spans the inception of the Stock Option Plan in December 1996 to August 2006. The Special Committee also examined certain stock-based awards granted prior to the adoption of the Stock Option Plan. As was permitted prior to fiscal 2007, the Company elected to use APB 25 to measure and recognize compensation cost for all awards granted to employees for their service as employees, as discussed in Note 1 to the Consolidated Financial Statements. APB 25 is based upon an intrinsic value method of accounting for stock-based compensation Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount to be paid by the employee.

Under APB 25, the measurement date for determining compensation cost of stock options is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option exercise price. If either the number of shares or the exercise price (or both) of a particular award are not known on the grant date, the Company must remeasure compensation cost at each reporting date until both are known. The application of this principle is referred to as variable plan accounting, and requires the Company to remeasure compensation cost at the award's intrinsic value until a measurement date is triggered. When both terms are known, the award is referred to as a fixed award, and compensation cost is not remeasured for any changes in intrinsic value subsequent to the measurement date.

The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a "net settlement" feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. As a result of these errors, the Company has recorded additional non-cash adjustments for stock-based compensation expense in accordance with APB 25. In addition, the Restatement also records adjustments to certain tax amounts related to the accounting for stock-based compensation as more fully described below. The following table sets forth the impact of the additional non-cash charges for stock-based compensation expense (benefit) on net income (loss) for the fiscal years ended March 4, 2006, February 26, 2005, February 28, 2004, March 1, 2003, March 2, 2002, February 28, 2001, February 29, 2000, and the cumulative adjustment to the fiscal year ended February 28, 1999:

(US dollars in millions) Expense/(recovery)	Total	2006	2005	2004	2003	2002	2001	2000	Cumulative to fiscal 1999 (1)
		Fiscal Year							
Variable accounting relating to "net settlement" feature	$ 223.3	$ 0.5	$ 1.1	$ 3.6	$ 11.3	$ (46.5)	$ (317.1)	$ 551.2	$ 19.2
Share-based awards granted prior to the Stock Option Plan	9.2	-	-	-	-	-	0.2	0.5	8.5
Intrinsic value related to options issued subsequent to February 27, 2002	5.0	1.9	1.8	1.1	0.2	-	-	-	-
Payroll taxes	5.0	2.1	2.1	0.8	-	-	-	-	-
Pre-tax amount	242.5	4.5	5.0	5.5	11.5	(46.5)	(316.9)	551.7	27.7
Tax impact of restatement	5.7	2.9	2.8	-	-	-	-	-	-
After-tax impact on net income (2)	$ 248.2	$ 7.4	$ 7.8	$ 5.5	$ 11.5	$ (46.5)	$ (316.9)	$ 551.7	$ 27.7
Cumulative impact on retained earnings (deficit)	$ 248.2	$248.2	$240.8	$233.0	$227.5	$ 216.0	$ 262.5	$ 579.4	$ 27.7
Selected share price data (see discussion on variable accounting below (3))									
Average share price in fiscal year									
TSX						$ 19.18	$ 53.85	$ 26.01	
NASDAQ						$ 12.37	$ 36.30	$ 17.35	
Closing share price (4)									
TSX						$ 18.81	$ 29.50	$ 101.00	
NASDAQ						$ 11.94	$ 19.34	$ 67.62	

Note 1: The annual charge to Net Income is as follows $0.7 million in Fiscal 1997, $9.7 million in Fiscal 1998 and $17.3 million in Fiscal 1999.

Note 2: Additionally, the Company has restated the pro forma expense under SFAS 123 in Note 12(b) to the Consolidated Financial Statements.

Note 3: The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company's share price is experiencing periods of high volatility. The variable plan accounting non-cash expense for options issued during the period of the "net settlement" feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock's trading price at each reporting period On February 27, 2002, the unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is expensed over the remaining vesting period of the related options. All share data has been adjusted to reflect the 2-for-1 stock split on May 27, 2004.

Note 4: The closing share price noted for Fiscal 2002 reflects the February 27, 2002 closing share price, being the day that the variable awards became fixed awards for accounting purposes.

(1) Variable Accounting for the "Net Settlement" Feature

Under a "net settlement" feature that existed in the Stock Option Plan prior to February 27, 2002, instead of paying the total consideration of the options exercised in cash, an employee could forgo the receipt of a number of Company shares equal in value to the total exercise consideration otherwise payable upon exercise of the options. Prior to 2004, there were no accounting implications relating to this feature under Canadian GAAP, which the Company used as its primary GAAP at that time. However, under U.S. GAAP, the Company is required to apply variable plan accounting for all stock options granted prior to February 27, 2002 because the total number of shares an individual employee was entitled to receive under the "net settlement" feature was not fixed. Variable plan accounting for these options ceased on February 27, 2002 with the elimination of the "net settlement" feature from the Stock Option Plan. On that date, all unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is required to be expensed over the remaining vesting period of the related options. The variable plan accounting non-cash compensation expense for options issued during the period of the "net settlement" feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and

(2) an allocation of all unrealized gains for unexercised stock options based on the stock's trading price at each reporting period. The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company's share price is experiencing periods of high volatility. The accounting impact for the restatement adjustments related to the variable plan accounting is set out in the table above.

(2) Share-Based Awards Granted Prior to the Stock Option Plan
Prior to the IPO and the Company's adoption of the Stock Option Plan, the Company issued 444,000 restricted Class A Common Shares at a price of CAD $0.05 per share pursuant to employee stock agreements and 1,306,000 options to acquire shares at an exercise price of CAD $0.05 under an employee stock plan (such agreements and such plan, together, the "Pre-IPO Plans"). The terms of both awards provided that employees could "put" the shares back to the Company for per share book value while the Company was private and for fair value when the Company became public. Due to the put feature, under U.S. GAAP, the Company was required to account for these awards under variable plan accounting. Upon adoption of the Stock Option Plan in 1996, all previously unexercised options under the Pre-IPO Plans became subject to the terms and conditions of the Stock Option Plan. As such, the awards issued under the Pre-IPO Plans continued to be accounted for under variable plan accounting subsequent to the Company's IPO as they were then subject to the "net settlement" feature as described above. The accounting impact for the restatement adjustment related to the stock based awards issued under the Pre-IPO Plans is set out in the table above.

(3) Misapplication of the Determination of an Appropriate Accounting Measurement Date
As a result of the Review, it has been determined that, in many cases, incorrect measurement dates were used for financial accounting purposes for certain stock option grants in prior periods. For options issued prior to February 27, 2002, the determination of an appropriate accounting measurement date does not impact the restated accounting expense as all options issued prior to that date are accounted for under variable plan accounting. For this reason, separate disclosure is made of errors in measurement dates made pre- and post-February 27, 2002. The determination of the appropriate measurement dates for the period prior to February 27, 2002 does, however, impact the Company's restated pro forma stock-based compensation disclosures under SFAS 123, as set out in the notes to the Consolidated Financial Statements.

Consistent with the accounting literature and recent guidance from the staff of the SEC, the Special Committee undertook a process to categorize, based on grant type, each option granted by the Company. The Special Committee analyzed the evidence related to each grant and, based on the relevant facts and circumstances, applied the accounting standards to determine an appropriate measurement date for each grant. Where the measurement date was found to not be the originally assigned grant date, an accounting adjustment was determined to account for the stock-based compensation expense. The results of the work conducted by the Special Committee were provided to the Board of Directors, and the findings and the accounting adjustments have been reviewed by and accepted by the Company. Hereafter, reference to the Company's actions and determinations includes the actions and determinations of the Special Committee.

For the purposes of identifying a measurement date with finality for grants of options to persons other than the C-level officers, the Company looked to objective evidence supporting the approval of the number and exercise price of an option. In each instance, the Company looked for approval from the highest-ranking individual involved with the grant. In many cases, this would include Mr. Balsillie or Mr. Kavelman. In some instances, it would include other employees of the Company. Additionally, in certain instances, the Company's plan administrators looked for input and approval from other high ranking employees. In these instances, approval was not considered to be determined with finality until these other individuals had provided their approval.

The Company has determined that for the majority of option grants, sufficient objective evidence does exist to support the determination of appropriate measurement dates. The Company has aggregated grants into the following general types:

New Hire Grants:

- Grants to new hires

Grants to Existing Employees:

- Grants to the co-CEOs;
- Grants on promotion;
- Group grants;
- Periodic grants;
- Option repricing; and
- Options granted with administrative delays and errors.

<u>New Hire Grants</u>

Grants to New Hires

- *Grants made before employment commences* – From the inception of the Stock Option Plan in December 1996 to August 2006, it was common practice for the Company to include stock options in certain prospective employees' offers for employment. The Company was, however, inconsistent in its approach to selecting dates that determine the exercise price of the options. The majority of employee offer letters provided for the employee to receive a set number of options at a grant price equal to the closing price of the Company's shares on the day prior to their start date. In some instances, however, the offer letter provided for pricing based on a date prior to the employee's start date (e.g., the date the prospective employee accepted the offer of employment or at a price representing a low trading price between the date of the offer letter or acceptance and the start date). The Company identified 82 of these instances involving options to acquire an aggregate of 2,731,100 common shares in the period prior to February 27, 2002, and no instances involving options to acquire common shares subsequent to that date. Under U.S. GAAP, generally it is not possible to have an accounting measurement date for a new hire award prior to the date the employee begins rendering services in exchange for the award.
- *Grants made to new employees upon commencement of employment in accordance with their offer letter but subsequently modified* – The Company has determined that the acceptance of an offer letter containing details on (i) the number of options to be granted and (ii) the establishment of the exercise price as the share price on the date immediately prior to the employment start date, constitutes finality of a measurement date upon commencement of employment. For purposes of the Restatement, the Company is required to treat instances where options were modified subsequent to the commencement of employment to provide the employee with better pricing as a modification to the award and is required to apply variable plan accounting to the award. The Company identified 102 of these instances involving options to acquire an aggregate of 1,893,400 common shares in the period prior to February 27, 2002, and two instances involving options to acquire an aggregate of 30,000 common shares subsequent to that date.
- *Grants made to new employees upon commencement of employment with the option priced as of the closing price on the stock exchange on the day of their start date rather than the closing price on the day immediately prior to their start date* – The Stock Option Plan provides for options to be granted at an exercise price not less than the market price of the Company's shares on the date immediately prior to the grant of the options. In the case of new hires, the options were to be priced using the closing price immediately prior to the respective employee's start date. In many instances, the options were priced using the closing price on the respective employee's start date. The Company identified 37 such instances, only one of which occurred after February 27, 2002, involving options to acquire an aggregate of 375,000 common shares where the resulting exercise price was lower than the closing price of the common shares on the day immediately prior to the respective employee's start date.

<u>Grants to Existing Employees</u>

Grants to the co-CEOs

- From December 1996 to August 2006, the Company made eight grants of stock options to each of the co-CEOs involving options to acquire an aggregate of 3,700,000 common shares. As set out above, grants to the co-CEOs were approved by the Company's Compensation Committee or the Board. The Company found that four of the grants to the co-CEOs involving options to acquire an aggregate of 1,300,000 common shares had no measurement date issues, and 12 grants to the co-CEOs involving options to acquire an aggregate of 2,000,000 common shares were priced at a date prior to, or in two instances subsequent to, Board or Compensation Committee approval. In one instance, two of the option grants to acquire an aggregate of 400,000 common shares were granted and priced at a date prior to required shareholder approval to increase the size of the Stock Option Plan pool, which resulted in a nominal negative intrinsic value. The aggregate intrinsic value of all of the co-CEO awards measured, on the date of final approval, is $1.6 million for each of Mr. Balsillie and Mr. Lazaridis.

Grants on Promotion

- *Grant dates established prior to approval dates* – During the period under review, the Company regularly awarded options to employees upon promotion to a senior management position. In certain circumstances, the Company granted options based on the date and share price of the effective promotion date; however, the terms of the award and the approval of the award were often not determined until after the effective date of the promotion. In other instances, the Company selected the same grant date for several employees who received promotions around the same date; however, the option grant date selected by the Company preceded the approval date. For the purposes of the Restatement, the Company has determined that the measurement date is the approval date and has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. The Company identified two instances of incorrect measurement dates involving options to acquire an aggregate of 21,000 common shares relating to promotional grants in the period prior to February 27, 2002, and 85 instances involving options to acquire an aggregate of 466,500 common shares subsequent to that date.

Group Grants

- A group grant is a granting of options that is made to all or substantially all employees within a department or departments. In certain group grants, the grant date used was a date before the specific individuals eligible to receive those awards were determined with finality. In these instances, the share price increased between the date the preliminary group grants were established and the date the listing of employees and their respective grants was finalized and approved. In these instances, the measurement date for the entire group grant has been determined to be the later date when the listing of employees and their respective grants were finalized and the listing and the determination of the exercise price was approved. In other instances, the option exercise price used for the respective group grant was selected with hindsight. In these instances, the measurement date for the entire group grant was determined to be the later date when the listing was finalized and the determination of the exercise price was approved. The Company identified three group grants involving grants of options to 710 individuals to acquire an aggregate of 1,375,240 common shares with measurement date issues in the period prior to February 27, 2002, and five group grants involving grants of options to 211 individuals to acquire an aggregate of 2,448,000 common shares with measurement date issues subsequent to that date.

Periodic Grants

- *Periodic grants with look-back pricing* – In certain instances, the Company established the grant date of awards with reference to a historical low price in a month or in a range of dates. For awards where the exercise price was set by reference to an earlier date, the Company has determined, primarily through contemporaneous email documentation, the appropriate date at which all of the terms were approved with finality. That date is deemed to be the measurement date. For the purposes of the Restatement, the Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. Although it is often difficult to distinguish between an option with look-back pricing and an option that was not approved until a later date as a result of administrative delay, the Company estimates that 112 grants involving options to acquire a total of 1,915,380 common shares were issued with look-back pricing in the period prior to February 27, 2002, and

14 grants involving options to acquire a total of 159,500 common shares were issued with look-back pricing in the period subsequent to that date.

- *Periodic grants with look-forward pricing* – In the six instances where look-forward pricing was used, the period of look-forward pricing was limited to a period of days or weeks. For awards where the exercise price is set by reference to a low future market price, the Company has determined the measurement date to be the date at which the terms of the award were approved with finality. This date was determined with reference to emails setting out all of the terms of the award with the appropriate approval. In the six cases where there was no email evidencing that final approval had been obtained, the Company looked to evidence such as insider reports to establish when this occurred. The Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the quoted market price of the shares on the date immediately prior to the award becoming fixed, and (b) the exercise price of the option. The Company did not identify any grants with measurement date issues relating to look-forward pricing in the period prior to February 27, 2002, and identified six grants involving options to acquire a total of 260,000 common shares with measurement date issues relating to look-forward pricing subsequent to that date.

Option Repricing

- Excluding repricings of start date grants, the Company identified 36 instances prior to February 27, 2002, involving a total of 166,200 common shares, of repriced options with a more favorable price subsequent to the date of the option grant. The Company did not identify any grants involving repricings subsequent to February 27, 2002. The accounting impact of the repricing causes the award to be accounted for under variable plan accounting. However, during this period, variable plan accounting was already being used for all options due to the "net settlement" feature, as described above.

Taxes

The Company previously recorded all tax benefits relating to tax deductible stock option expenses, primarily arising on options issued to U.S. resident employees, through the statement of operations. Pursuant to SFAS 123 and SFAS 109, tax benefits arising from tax deductible stock option expenses should only be recognized in earnings to the extent that the related compensation expense was recognized in earnings. For the periods commencing after the third quarter of fiscal 2005, the Company recorded in the statement of operations the tax benefit resulting from $7.3 million in tax deductions for stock option expenses in excess of the related compensation expense booked in the statement of operations. The excess of the benefit above the related stock option expense should have been recorded as additional paid-in capital. As a result, the Company has adjusted its tax expense by an aggregate amount of $7.3 million as an increase in income tax expense and has recorded a corresponding credit directly to additional paid-in capital within shareholders' equity.

The Company has determined that as a result of certain stock option grants with measurement dates issues, additional employer portion payroll taxes may be payable. The Company has included an aggregate accrual, net of related income tax deductions, in the amount of $3.4 million in respect of the estimated employer funded payroll tax liability as of March 4, 2006. The amount that was recorded in respect of fiscal 2007 was $1.4 million on an after-tax basis.

Impact of the Errors

The stock option granting practices identified benefited employees across all levels at the Company. However, by virtue of the relatively larger number of options granted to more senior employees, such employees received a greater individual benefit from the Company's option granting practices. Each of the C-level officers and certain other officers of the Company received in-the-money benefits from option grants with incorrect measurement dates.

Certain of the Company's outside directors also received in-the-money benefits from option grants with incorrect measurement dates. As the selection of grant dates used on grants made to outside directors was not apparent to those directors, they were unaware that they were receiving grants with dating issues.

Actions Taken as a Result of the Review

The Board of Directors, based on the recommendations of the Special Committee, has implemented the following measures in response to the findings of the Special Committee:

<u>Benefits from Option Grants</u>

All directors and all C-level officers have agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to re-price unexercised options that were incorrectly priced. All vice-presidents of the Company will be asked to agree to similar treatment for their options that have dating issues, where these options were granted after the employee's commencement of employment and in the employee's capacity as vice-president. For exercised options, the gain will be recovered through a cash payment made by the respective director or officer, together with interest. No options that are to be re-priced will be permitted to be exercised prior to re-pricing.

Set out below is a table supplementing the prior executive compensation disclosure for the periods from fiscal 1998 to fiscal 2006 for the executive officers of the Company who were listed as the "Named Executive Officers" in the Company's last information circular. (Note that the table below only includes disclosure for a particular executive officer in a particular year to the extent such officer received in such year options that require restitution by the particular officer.)

Named Executive Officer	Fiscal Year	Aggregate Annual Compensation[1,2] $	Number of Securities Under Option Granted #	Original Option Exercise Price[2] $	Revised Option Price[2,3] $	Revised Option Price in Excess of Original Option Price[2] $	Reimbursement of Benefits Received[2,4] $	
							Amount to be Repaid in Cash $	Amount to be Recovered by an increase in the Exercise Price $
Michael Lazaridis	2004	293,600	200,000	8.33	8.92	0.59		118,000
			200,000	37.51	40.18	2.67		534,000
	2003	256,680	200,000	10.19	13.25	3.06		612,000
	2002	124,084	200,000	10.76	18.89	8.13		1,626,000
	2000	161,519	200,000	3.91	5.1	1.19	238,000	
James L. Balsillie	2004	293,600	200,000	8.33	8.92	0.59		118,000
			200,000	37.51	40.18	2.67		534,000
	2003	256,680	200,000	10.19	13.25	3.06		612,000
	2002	224,084	200,000	10.76	18.89	8.13		1,626,000
	2000	161,531	200,000	3.91	5.1	1.19	238,000	
Larry Conlee	2004	294,880	100,000	8.33	8.65	0.32	12,800	19,200
	2003	374,612	100,000	7.12	7.66	0.54		54,000
	2002	282,973	100,000	7.59	8.6	1.01	80,800	20,200
	2001	30,995	200,000	23.91	30.45	6.54	1,308,000	
			100,000	23.91	29.43	5.52	552,000	
Donald Morrison	2003	224,595	100,000	7.12	7.66	0.54		54,000
	2002	192,072	100,000	7.59	8.6	1.01	80,800	20,200
	2001	102,816	500,000	23.84	28.46	4.62	2,055,900	254,100
Dennis Kavelman	2004	198,180	100,000	8.33	8.65	0.32	12,800	19,200
			100,000	37.51	40.72	3.21		321,000
	2003	173,259	40,000	10.19	11.94	1.75	35,000	35,000
			40,000	10.19	11.04	0.85		34,000
			40,000	7.12	7.66	0.54		21,600
	2001	117,127	80,000	30.12	45.98	15.86		1,268,800
	2000	92,135	40,000	3.91	5.1	1.19	47,600	

1 The Aggregate Annual Compensations reflects the aggregate of the compensation received by the individual for the year as set out in the Compensation Table in the Company's proxy circular.
2 Dollar amounts set out in this table are in U.S. dollars. The Aggregate Annual Compensation and all stock option exercise prices included in the table above are denominated in Canadian dollars and have been converted from Canadian dollars to U.S dollars at the average annual historical exchange rates.
3 The Revised Option Price presented in the table above has been determined by the Special Committee of the Board of Directors and represents the fair market value of the shares on the TSX on the day immediately prior to the date on which the number of options the recipient was to receive was known and approved With respect to the Fiscal 2001 option grants to Don Morrison and Larry Conlee, which were made in connection with Messrs. Morrison and Conlee agreeing to join the Company, the Special Committee of the Board of Directors determined the Revised Option Price based on the value of the shares on the TSX on the day immediately prior to the date that the terms of the grant were agreed to between the Company and, respectively, Messrs. Morrison and Conlee. Because these dates are not always the same as the accounting measurement dates, these values do not always equal the values used for accounting purposes under U.S. GAAP.
4 The Aggregate Reimbursement of Benefits Received by the external directors is approximately $0.2 million.

<u>*Changes to the Company's Stock Option Granting Practices*</u>

In December 2006, the Board of Directors adopted an interim option granting process, whereby all stock options (including stock options for new hires during a fiscal quarter) would be issued and priced quarterly and approved in advance by the Compensation Committee or the Board of Directors. The Compensation Committee and the newly formed Oversight Committee of the Board are reviewing the interim option granting process in light of evolving best practices and will recommend to the Board any changes required as a result of this review.

<u>*Changes to the Company's Board of Directors, Board Committees and Organizational Structure*</u>

The Company grew dramatically during the period covered by the Review, and the Special Committee provided recommendations to expand and enhance the Company's governance practices to address issues identified during the Review and to better reflect the magnified size and complexity of the Company's business.

In accordance with the Special Committee's recommendations and other considerations, the Board has established a new Oversight Committee and implemented changes to the Company's Board, Audit Committee, Compensation Committee, and Nominating Committee, and has changed various management roles:

- A new Oversight Committee of the Board has been established whose mandate includes providing oversight into areas typically under the responsibility of management. Among other things, the Oversight Committee will examine executive compensation, the use of stock options as a compensation mechanism, trading by insiders, hiring practices and a general review of activities within the accounting and finance groups. The Oversight Committee will work cooperatively as appropriate with the other board committees. In 2009, the Board and Oversight Committee will determine whether the committee has completed its mandate or whether it should continue and, if so, for what period. The Oversight Committee is comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore, each an independent director of the Company.
- Consistent with current best practices in corporate governance, the roles of Chairman and CEO have been separated. Mr. Balsillie has voluntarily stepped down from the role of Chairman to allow future consideration of a non-executive Chairman by the Nominating Committee. Mr. Balsillie has retained his leadership roles as Co-CEO and Director.
- Mr. Richardson has been appointed as Lead Director of the Board of Directors. Mr. Richardson's responsibilities in that position include: (a) approving information submitted by management to the Board, (b) approving the agenda for Board meetings, (c) leading meetings of the external directors, (d) serving as a liaison between the external directors and the chief executive officers, and (e) being able to call, with due notice, a meeting of the Board and/or an executive session of the Board consisting exclusively of external directors.

- Mr. Cork and Dr. Wright, who were members of the Company's Compensation Committee, advised the Board that they would not stand for re-election at the upcoming annual general meeting of the Company and tendered their resignations from all committees of the Board. They have each been appointed to the honorary position of Director Emeritus of the Board in recognition of their substantial contributions to the Company over many years.
- The Board size was increased from seven to nine. Barbara Stymiest (formerly the CEO of the TSX Group and currently the COO of Royal Bank of Canada) and John Wetmore (formerly the President and CEO of IBM Canada and currently a Director of Loblaw Companies Limited) were appointed to the Board as directors. Ms. Stymiest has joined the Audit Committee, the Nominating Committee and the Oversight Committee, and Mr. Wetmore has joined those committees and the Compensation Committee. A candidate selection process is underway to identify two other new independent directors for election to the Board to replace Mr. Cork and Dr. Wright. The Audit Committee is being chaired by Ms. Stymiest, who the Board has determined is an audit committee financial expert, as defined under applicable securities laws.
- The Nominating Committee of the Board was reconstituted to be comprised of Jim Estill, John Richardson, Barbara Stymiest and John Wetmore. The Nominating Committee will review the board slate prior to its submission to shareholders for the next annual meeting. The Board has mandated that the newly constituted Nominating Committee consider the role of a non-executive Chairman and make recommendations to the Board at its first meeting following the Company's next annual meeting.
- Dennis Kavelman moved from his position as Chief Financial Officer of the Company to become the Company's Chief Operating Officer - Administration and Operations.
- Brian Bidulka was appointed as the Company's Chief Accounting Officer and is the Company's senior financial officer overseeing all financial reporting and compliance activities. Mr. Bidulka, who was not previously involved in the administration of the Company's stock option program, is also now responsible for administering the Company's stock option program on an interim basis.
- The Company is also enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM's stock option granting program.
- Certain other changes in the roles and responsibilities of less senior members of RIM's finance group were also made.
- The Company is in the process of establishing an internal audit department, the head of which will report directly to the Audit Committee.

Review Costs

Included in the Company's selling, marketing and administrative expenses in fiscal 2007 are legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.

Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing up to CAD $10 million (up to CAD $5 million each) of those costs. The Company has agreed to accept this voluntary payment, which is expected to be recorded in fiscal 2008. The amounts will be recorded when received as an increase to paid-in capital.

Regulatory Matters and Litigation

The Company is continuing to cooperate with the SEC, the OSC and the USAO and has reported to them on the results of the Review. At this time, the Company cannot predict what, if any, action may result.

On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice - Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007, RIM was served with a Fresh As Amended Notice of Application (the "Amended

Notice of Application") by the shareholder. The Amended Notice of Application seeks an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregard, the interests of the pension fund. In addition, the pension fund seeks various orders that would restrict the members of Company's Audit Committee and that would add one or more new members to the Board of Directors, and establish a special committee to do an investigation of the Company's option granting practices. The pension fund seeks, in the alternative, various orders relating to the investigation of RIM's option granting practices and orders that would affect the Company's Compensation Committee. Last, the pension fund seeks an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM's option granting practices, seeking damages and ancillary relief against certain of RIM's directors. RIM and the other defendants have served notices of motion to strike the claim in whole or in part, and have served a notice of motion to strike summonses to witness issued by the pension fund for the motion to strike the claim. Both motions are pending but no date has been selected for the hearing of either of the motions.

Additional lawsuits, including purported class actions and additional derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company's historical option grant practices. The Company does not intend to issue any press releases describing the filing of any such additional lawsuits, except as required by law.

Canadian GAAP Considerations

Prior to fiscal 2004, Canadian GAAP did not generally require accounting for stock-option based compensation arrangements with employees as an expense. For fiscal years 2004 and 2005 (the last year the Company reported under Canadian GAAP), the Company applied fair value accounting for stock options granted or modified in those years as required by new accounting rules introduced under Canadian GAAP. The Company has determined that the accounting impact of the errors in the determination of measurement dates in 2004 and 2005 do not result in a material adjustment to the Canadian GAAP financial statements and, therefore, the Company does not intend to restate its previously filed Canadian GAAP financial statements.

Restatement of Financial Statements

The following tables set forth the effects of the restatement on the Company's consolidated statements of operations for the fiscal years ended March 4, 2006 and February 26, 2005, the consolidated balance sheet as at March 4, 2006 and the effect on the Company's net cash provided by operating activities within the consolidated statements of cash flows for the fiscal years ended March 4, 2006 and February 26, 2005. Cash flows from financing and investing activities were not affected by the Restatement.

Consolidated Statements of Operations

	For the Year Ended March 4, 2006			For the Year Ended February 26, 2005		
	As Previously Reported	Restatement Adjustments	As Restated	As Previously Reported	Restatement Adjustments	As Restated
	(United States dollars, in thousands, except for per share amounts)					
Revenue	$ 2,065,845	$ -	$ 2,065,845	$ 1,350,447	$ -	$ 1,350,447
Cost of sales	925,215	383	925,598	635,914	396	636,310
Gross margin	1,140,630	(383)	1,140,247	714,533	(396)	714,137
Expenses						
Research and development	157,629	1,258	158,887	101,180	1,485	102,665
Selling, marketing and administration	311,420	2,897	314,317	190,730	3,108	193,838
Amortization	49,951	-	49,951	35,941	-	35,941
Litigation	201,791	-	201,791	352,628	-	352,628
	720,791	4,155	724,946	680,479	4,593	685,072
Income from operations	419,839	(4,538)	415,301	34,054	(4,989)	29,065
Investment income	66,218	-	66,218	37,107	-	37,107
Income before income taxes	486,057	(4,538)	481,519	71,161	(4,989)	66,172
Provision for (recovery of) income taxes						
Current	14,515	-	14,515	1,425	-	1,425
Deferred	89,464	2,884	92,348	(143,651)	2,786	(140,865)
	103,979	2,884	106,863	(142,226)	2,786	(139,440)
Net income	$ 382,078	$ (7,422)	$ 374,656	$ 213,387	$ (7,775)	$ 205,612
Earnings per share						
Basic	$ 2.02	$ (0.04)	$ 1.98	$ 1.14	$ (0.04)	$ 1.10
Diluted	$ 1.96	$ (0.05)	$ 1.91	$ 1.09	$ (0.05)	$ 1.04

Balance Sheet

	As at March 4, 2006		
	As Previously Reported	Restatement Adjustments	As Restated
	(United States dollars, in thousands)		
Assets			
Current			
Cash and cash equivalents	$ 459,540	$ -	$ 459,540
Short-term investments	175,553	-	175,553
Trade receivables	315,278	-	315,278
Other receivables	31,861	-	31,861
Inventory	134,523	-	134,523
Other current assets	45,453	-	45,453
Deferred income tax asset	94,789	1,775	96,564
	1,256,997	1,775	1,258,772
Investments	614,309	-	614,309
Capital assets	326,313	-	326,313
Intangible assets	85,929	-	85,929
Goodwill	29,026	-	29,026
	$ 2,312,574	$ 1,775	$ 2,314,349
Liabilities			
Current			
Accounts payable	$ 94,954	$ -	$ 94,954
Accrued liabilities	145,330	5,127	150,457
Income taxes payable	17,584	-	17,584
Deferred revenue	20,968	-	20,968
Current portion of long-term debt	262	-	262
	279,098	5,127	284,225
Long-term debt	6,851	-	6,851
Deferred income tax liability	27,858	-	27,858
	313,807	5,127	318,934
Shareholders' Equity			
Capital stock	1,852,554	216,315	2,068,869
Retained earnings (deficit)	148,028	(248,202)	(100,174)
Paid-in capital	159	28,535	28,694
Accumulated other comprehensive income (loss)	(1,974)	-	(1,974)
	1,998,767	(3,352)	1,995,415
	$ 2,312,574	$ 1,775	$ 2,314,349

Cash flows from operating activities	For the Year Ended March 4, 2006			For the Year Ended February 26, 2005		
	As Previously Reported	Restatement Adjustments	As Restated	As Previously Reported	Restatement Adjustments	As Restated
Net income	$ 382,078	$ (7,422)	$ 374,656	$ 213,387	$ (7,775)	$ 205,612
Items not requiring an outlay of cash:						
Amortization	85,873	-	85,873	66,760	-	66,760
Deferred income taxes	77,938	(784)	77,154	(143,651)	(991)	(144,642)
Share-based payment	159	2,392	2,551	-	2,899	2,899
Other	507	-	507	(137)	-	(137)
Net changes in working capital items	(396,464)	5,814	(390,650)	141,623	5,867	147,490
	$ 150,091	$ -	$ 150,091	$ 277,982	$ -	$ 277,982

Special Note Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of such filings may be obtained at www.sedar.com and www.sec.gov):

- third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;
- RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
- RIM's ability to obtain rights to use software or components supplied by third parties;
- risks related to RIM's internal review of its stock option granting practices, the restatement of its previously filed financial statements as a result of the review, and regulatory investigations or litigation relating to those matters;
- RIM's ability to enhance current products and develop new products;
- the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
- RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;
- RIM's dependence on its carrier partners to grow its BlackBerry subscriber account base;
- RIM's dependence on a limited number of significant customers;
- the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
- intense competition within RIM's industry, including the possibility that strategic transactions by RIM's competitors or carrier partners could weaken RIM's competitive position or that RIM may be required to reduce its prices to compete effectively;
- the continued quality and reliability of RIM's products;
- RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;
- effective management of growth and ongoing development of RIM's service and support operations;

- risks associated with acquisitions, investments and other business initiatives;
- risks associated with RIM's expanding foreign operations;
- reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
- dependence on key personnel and RIM's ability to attract and retain key personnel;
- reliance on third-party network infrastructure developers and software platform vendors;
- foreign exchange risks;
- changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
- RIM's ability to manage production facilities and its reliance on third-party manufacturers for certain products;
- risks associated with short product life cycles;
- government regulation of wireless spectrum and radio frequencies;
- restrictions on import of RIM's products in certain countries due to encryption of the products;
- the costs and burdens of compliance with new government regulations;
- continued use and expansion of the Internet;
- regulation, certification and health risks and risks relating to the misuse of RIM's products;
- tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations; and
- difficulties in forecasting RIM's quarterly financial results and the growth of its subscriber base.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, software development tools, and other hardware and software. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, Novell GroupWise, MSN/Hotmail, Yahoo! Mail, POP3/ISP email and others.

RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.

RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month regardless of the amount of data traffic the subscriber passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier's responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM's subscriber base and should not be relied upon as an indicator of RIM's financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM's BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server™ ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

RIM also offers the BlackBerry Connect™ and BlackBerry Built-In™ Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting "push"-based BlackBerry wireless services.

Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services ("NRE").

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee and are set out below. Except as noted below, there have been no changes to the Company's critical accounting policies and estimates from those disclosed as at March 4, 2006.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Devices

Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

Provisions are made at the time of sale for warranties, royalties and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

Service

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Refer to "Sources of Revenue" for more information on the calculation of the number of subscriber accounts.

Software

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

Multiple-Element Arrangements

The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Allowance for Doubtful Accounts and Bad Debt Expense

The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Inventory

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Valuation of long-lived assets, intangible assets and goodwill

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. A significant component of intangible assets is the net book value of licenses. Under certain license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations – Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived assets, intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include all costs necessary to acquire intellectual property such as patents and trademarks as well as legal costs arising out of any litigation relating to the assertion of any Company-owned patents. If the Company is not successful in any such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis.

Litigation

As more fully disclosed in the Consolidated Financial Statements, the Company was the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (See "Results of Operations – Litigation" and note 13(b) to the Consolidated Financial Statements).

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate During Fiscal 2007

During fiscal 2007, RIM increased its estimated warranty accrued liability by $3.1 million, or 0.1% of consolidated revenue, as a result of a net increase in the current and expected future return (for warranty repair) rates for certain of its devices product lines.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at March 3, 2007, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $3.6 million.

Investments

The Company's investments are classified as available-for-sale under SFAS 115 and are carried at fair value. Changes in fair values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent to hold the debt securities to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other–than-temporary, an appropriate write-down would be recorded.

Income taxes

In accordance with SFAS 109, *Accounting for Income Taxes*, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized.

If RIM determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

The Company's provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The consolidated income tax rate is affected by the amount of net income earned in various operating jurisdictions and the rate of taxes payable in respect of that income. RIM enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company's consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and experimental development ("SR&ED") expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense.

Share-Based Payment

The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries.

Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R). Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the requisite service period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS No. 123. The Company is using the modified prospective transition ("MPT") method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company's fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company's net income for the year ended March 3, 2007 included stock-based compensation of $18.8 million, or $0.10 per share basic and diluted. (See also note 12(b) to the Consolidated Financial Statements).

Prior to fiscal 2007, the Company accounted for stock-based compensation using APB 25 and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares and exercise price become fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares and/or exercise prices become fixed, or the stock option is exercised, is cancelled, or expires.

In accordance with SFAS 123(R), beginning in fiscal 2007, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

In connection with the Review and the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior option grants. Information regarding the Restatement is set forth above under "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

At the Company's Annual General Meeting on July 18, 2005, shareholders approved the establishment of the Restricted Share Unit ("RSU") Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. RSUs are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense, based on the fair value of the Company's shares at the date of the grant, will be recognized upon issuance of RSUs over the RSU vesting period.

Common Shares Outstanding

On May 10, 2007, there were 185.9 million voting common shares, 6.4 million options to purchase voting common shares and no Restricted Share Units outstanding.

Summary Results of Operations – Fiscal 2007 Compared to Fiscal 2006, and Fiscal 2005

The following table sets forth certain consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as consolidated balance sheet data, which is expressed in thousands of dollars, as at March 3, 2007, March 4, 2006 and February 26, 2005:

	As at and for the Fiscal Year Ended				
	March 3, 2007	March 4, 2006 (as restated) (1)	Change 2007/2006	February 26, 2005 (as restated) (1)	Change 2006/2005
	(in thousands, except for per share amounts)				
Revenue	$ 3,037,103	$ 2,065,845	$ 971,258	$ 1,350,447	$ 715,398
Cost of sales	1,379,301	925,598	453,703	636,310	289,288
Gross margin	1,657,802	1,140,247	517,555	714,137	426,110
Expenses					
Research and development	236,173	158,887	77,286	102,665	56,222
Selling, marketing and administration	537,922	314,317	223,605	193,838	120,479
Amortization	76,879	49,951	26,928	35,941	14,010
Sub-total	850,974	523,155	327,819	332,444	190,711
Litigation (2)	-	201,791	(201,791)	352,628	(150,837)
	850,974	724,946	126,028	685,072	39,874
Income from operations	806,828	415,301	391,527	29,065	386,236
Investment income	52,117	66,218	(14,101)	37,107	29,111
Income before income taxes	858,945	481,519	377,426	66,172	415,347
Provision for (recovery of) income taxes (3)	227,373	106,863	120,510	(139,440)	246,303
Net income	$ 631,572	$ 374,656	$ 256,916	$ 205,612	$ 169,044
Earnings per share					
Basic	$ 3.41	$ 1.98	$ 1.43	$ 1.10	$ 0.88
Diluted	$ 3.31	$ 1.91	$ 1.40	$ 1.04	$ 0.87
Weighted-average number of shares outstanding (000's)					
Basic	185,353	188,914		187,653	
Diluted	190,603	196,156		198,031	
Total assets	$ 3,088,949	$ 2,314,349	$ 774,600	$ 2,621,985	$ (307,636)
Total liabilities	$ 605,449	$ 318,934	$ 286,515	$ 640,181	$ (321,247)
Total long-term liabilities	$ 58,874	$ 34,709	$ 24,165	$ 6,504	$ 28,205
Shareholders' equity	$ 2,483,500	$ 1,995,415	$ 488,085	$ 1,981,804	$ 13,611

Notes:

(1) See "Explanatory Note Regarding Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

(2) See "Results of Operations – Litigation" and note 13(b) to the Consolidated Financial Statements.

(3) See "Results of Operations – Income Taxes" and note 10 to the Consolidated Financial Statements.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	For the Fiscal Year Ended				
	March 3, 2007	March 4, 2006 (as restated) (1)	**Change 2007/2006**	February 26, 2005 (as restated) (1)	**Change 2006/2005**
Revenue	**100.0%**	100.0%	**0.0%**	100.0%	**0.0%**
Cost of sales	**45.4%**	44.8%	**0.6%**	47.1%	**(2.3%)**
Gross margin	**54.6%**	55.2%	**(0.6%)**	52.9%	**2.3%**
Expenses					
Research and development	**7.8%**	7.7%	**0.1%**	7.6%	**0.1%**
Selling, marketing and administration	**17.7%**	15.2%	**2.5%**	14.4%	**0.8%**
Amortization	**2.5%**	2.4%	**0.1%**	2.7%	**(0.3%)**
Sub-total	**28.0%**	25.3%	**2.7%**	24.7%	**0.6%**
Litigation (2)	**0.0%**	9.8%	**(9.8%)**	26.1%	**(16.3%)**
	28.0%	35.1%	**(7.1%)**	50.8%	**(15.7%)**
Income from operations	**26.6%**	20.1%	**6.5%**	2.1%	**18.0%**
Investment income	**1.7%**	3.2%	**(1.5%)**	2.7%	**0.5%**
Income before income taxes	**28.3%**	23.3%	**5.0%**	4.8%	**18.5%**
Provision for (recovery of) income taxes (3)	**7.5%**	5.2%	**2.3%**	(10.3%)	**15.5%**
Net income	**20.8%**	18.1%	**2.7%**	15.1%	**3.0%**

Notes:

(1) See "Explanatory Note Regarding Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

(2) See "Results of Operations – Litigation" and note 13(b) to the Consolidated Financial Statements.

(3) See "Results of Operations – Income Taxes" and note 10 to the Consolidated Financial Statements.

As more fully disclosed under "Explanatory Note Regarding Restatement of Previously Issued Financial Statements", the Company has determined that the cumulative, non-cash stock-based compensation expense for options granted between 1999 and 2006 was approximately $248.2 million up to the end of fiscal 2006. The restatement adjustments decreased the previously reported preliminary diluted net income per share for fiscal 2007 and previously reported diluted net income per share for fiscal 2006 and 2005 by $0.02, $0.05 and $0.05 for the periods ended March 3, 2007, March 4, 2006, and February 26, 2005, respectively. The restatement adjustments did not have any impact on gross margin percentage for the periods indicated. The restatement adjustments increased the percentage of revenue impact on research and development by 0.1%, 0.1% and 0.1%, and the impact on selling, marketing and administration expense by 0.1%, 0.1% and 0.3% for the same periods noted above.

Executive Summary

Revenue for fiscal 2007 was $3.04 billion, an increase of $971.3 million, or 47.0%, from $2.07 billion for fiscal 2006. The number of BlackBerry devices sold increased by 2.4 million units, or 58.6%, to approximately 6.4 million units in fiscal 2007, compared to approximately 4.0 million units in fiscal 2006. Device revenue increased by $776.3 million, or 53.9%, to $2.22 billion, reflecting the higher number of devices sold, partially offset by a 2.7% decrease in ASP. Service revenue increased by $177.1 million, or 46.2%, to $560.1 million, reflecting the Company's increase in BlackBerry subscriber accounts during the period. Software revenue increased by $16.6 million, or 10.6%, to $173.2 million in fiscal 2007.

The Company's net income increased by $256.9 million to $631.6 million, or $3.41 basic earnings per share ("basic EPS") and $3.31 diluted earnings per share ("diluted EPS"), in fiscal 2007, compared to net income of $374.7 million, or $1.98 basic EPS and $1.91 diluted EPS, in fiscal 2006. The $256.9 million increase in net income in fiscal 2007 primarily reflects an increase in gross margin in the amount of $517.6 million, which was partially offset by an increase of $300.9 million in the Company's research and development expenses and sales and marketing programs. Fiscal 2006 operating results also included a litigation accrual in the amount of $201.8 million relating to the NTP matter (see "Results of Operations-Litigation" and note 13(b) to the Consolidated Financial Statements). Fiscal 2007 net income also includes the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $18.8 million, or $0.10 diluted EPS.

A more comprehensive analysis of these factors is contained in "Results of Operations".

Selected Quarterly Financial Data

The following tables set forth RIM's restated unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended March 3, 2007. The first table presents the information as previously reported for the four quarters in fiscal 2006 and the first quarter of fiscal 2007. The second table presents the adjustments relating to the Restatement as it applies to these quarters. The third table presents the information reflecting the Restatement on those quarters. The information has been derived from RIM's unaudited interim consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2007				Fiscal Year 2006			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
				(as previously reported) (1)				
	(in thousands, except per share data)							
Revenue	**$ 930,393**	**$ 835,053**	**$ 658,541**	**$ 613,116**	$ 561,219	$ 560,596	$ 490,082	$ 453,948
Gross margin	**$ 497,358**	**$ 452,631**	**$ 370,085**	**$ 337,847**	$ 308,653	$ 312,745	$ 269,015	$ 250,217
Research and development, Selling, marketing and administration, and Amortization	**256,454**	**228,087**	**190,582**	**174,844**	151,494	138,329	121,489	107,688
Litigation (2)	**-**	**-**	**-**	**-**	162,500	26,176	6,640	6,475
Investment income	**(14,794)**	**(12,666)**	**(12,606)**	**(12,051)**	(19,219)	(17,483)	(15,700)	(13,816)
Income before income taxes	**255,698**	**237,210**	**192,109**	**175,054**	13,878	165,723	156,586	149,870
Provision for (recovery of) income taxes (3)	**68,314**	**62,018**	**51,957**	**45,281**	(4,476)	45,574	45,531	17,350
Net income	**$ 187,384**	**$ 175,192**	**$ 140,152**	**$ 129,773**	$ 18,354	$ 120,149	$ 111,055	$ 132,520
Earnings per share								
Basic	**$ 1.01**	**$ 0.95**	**$ 0.76**	**$ 0.70**	$ 0.10	$ 0.63	$ 0.58	$ 0.70
Diluted	**$ 0.98**	**$ 0.92**	**$ 0.74**	**$ 0.68**	$ 0.10	$ 0.61	$ 0.56	$ 0.67

Research and development	**$ 67,321**	**$ 61,184**	**$ 55,846**	**$ 51,518**	$ 43,851	$ 41,567	$ 37,677	$ 34,534
Selling, marketing and administration	**167,112**	**146,569**	**116,283**	**107,255**	92,321	83,965	72,263	62,871
Amortization	**22,021**	**20,334**	**18,453**	**16,071**	15,322	12,797	11,549	10,283
	$ 256,454	**$ 228,087**	**$ 190,582**	**$ 174,844**	$ 151,494	$ 138,329	$ 121,489	$ 107,688

Notes:

(1) See "Explanatory Note Regarding Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

(2) See "Results of Operations – Litigation" and note 13(b) to the Consolidated Financial Statements.

(3) See "Results of Operations – Income Taxes" and note 10 to the Consolidated Financial Statements.

	Fiscal Year 2007				Fiscal Year 2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
					(restatement) (1)			
	(in thousands, except per share data)							
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Gross margin	$ -	$ -	$ -	$ (119)	$ (142)	$ (76)	$ (61)	$ (104)
Research and development, Selling, marketing and administration, and Amortization	-	-	-	1,007	1,497	781	779	1,098
Litigation (2)	-	-	-	-	-	-	-	-
Investment income	-	-	-	-	-	-	-	-
Income before income taxes	-	-	-	(1,126)	(1,639)	(857)	(840)	(1,202)
Provision for (recovery of) income taxes (3)	-	-	-	(197)	1,120	485	928	351
Impact on Net income	$ -	$ -	$ -	$ (929)	$ (2,759)	$ (1,342)	$ (1,768)	$ (1,553)
Impact on Earnings per share								
Basic	$ -	$ -	$ -	$ (0.01)	$ (0.02)	$ -	$ (0.01)	$ (0.01)
Diluted	$ -	$ -	$ -	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Research and development	$ -	$ -	$ -	$ 304	$ 471	$ 232	$ 212	$ 343
Selling, marketing and administration	-	-	-	703	1,026	549	567	755
Amortization	-	-	-	-	-	-	-	-
	$ -	$ -	$ -	$ 1,007	$ 1,497	$ 781	$ 779	$ 1,098

Notes:

(1) See "Explanatory Note Regarding Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

(2) See "Results of Operations – Litigation" and note 13(b) to the Consolidated Financial Statements.

(3) See "Results of Operations – Income Taxes" and note 10 to the Consolidated Financial Statements.

	Fiscal Year 2007				Fiscal Year 2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
					(as restated) (1)			
	(in thousands, except per share data)							
Revenue	$ 930,393	$ 835,053	$ 658,541	$ 613,116	$ 561,219	$ 560,596	$ 490,082	$ 453,948
Gross margin	$ 497,358	$ 452,631	$ 370,085	$ 337,728	$ 308,511	$ 312,669	$ 268,954	$ 250,113
Research and development, Selling, marketing and administration, and Amortization	256,454	228,087	190,582	175,851	152,991	139,110	122,268	108,786
Litigation (2)	-	-	-	-	162,500	26,176	6,640	6,475
Investment income	(14,794)	(12,666)	(12,606)	(12,051)	(19,219)	(17,483)	(15,700)	(13,816)
Income before income taxes	255,698	237,210	192,109	173,928	12,239	164,866	155,746	148,668
Provision for (recovery of) income taxes (3)	68,314	62,018	51,957	45,084	(3,356)	46,059	46,459	17,701
Net income	$ 187,384	$ 175,192	$ 140,152	$ 128,844	$ 15,595	$ 118,807	$ 109,287	$ 130,967
Earnings per share								
Basic	$ 1.01	$ 0.95	$ 0.76	$ 0.69	$ 0.08	$ 0.63	$ 0.57	$ 0.69
Diluted	$ 0.98	$ 0.92	$ 0.74	$ 0.67	$ 0.08	$ 0.60	$ 0.55	$ 0.66

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Research and development	$ 67,321	$ 61,184	$ 55,846	$ 51,822	$ 44,322	$ 41,799	$ 37,889	$ 34,877
Selling, marketing and administration	167,112	146,569	116,283	107,958	93,347	84,514	72,830	63,626
Amortization	22,021	20,334	18,453	16,071	15,322	12,797	11,549	10,283
	$ 256,454	$ 228,087	$ 190,582	$ 175,851	$ 152,991	$ 139,110	$ 122,268	$ 108,786

Notes:

(1) See "Explanatory Note Regarding Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

(2) See "Results of Operations – Litigation" and note 13(b) to the Consolidated Financial Statements.

(3) See "Results of Operations – Income Taxes" and note 10 to the Consolidated Financial Statements

Results of Operations

Fiscal year ended March 3, 2007 compared to the fiscal year ended March 4, 2006

The fiscal year ended March 3, 2007 comprised 52 weeks compared to the 53 weeks for the fiscal year ended March 4, 2006. The consolidated statement of operations information below for the fiscal year ended March 4, 2006 has been restated. See "Explanatory Note Regarding Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

Revenue

Revenue for fiscal 2007 was $3.04 billion, an increase of $971.3 million, or 47.0%, from $2.07 billion for fiscal 2006.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Fiscal 2007		Fiscal 2006		Change - Fiscal 2007/2006	
Number of devices sold	6,414,000		4,043,000		2,371,000	58.6%
ASP	$ 346		$ 356		$ (10)	(2.7%)
Revenues						
Devices	$ 2,215,951	73.0%	$ 1,439,674	69.7%	$ 776,277	53.9%
Service	560,116	18.4%	383,021	18.5%	177,095	46.2%
Software	173,187	5.7%	156,556	7.6%	16,631	10.6%
Other	87,849	2.9%	86,594	4.2%	1,255	1.4%
	$ 3,037,103	100.0%	$ 2,065,845	100.0%	$ 971,258	47.0%

Device revenue increased by $776.3 million, or 53.9%, to $2.22 billion, or 73.0% of consolidated revenue in fiscal 2007 compared to $1.44 billion, or 69.7% of consolidated revenue in fiscal 2006. This increase in device revenue over the prior year's period is primarily attributable to a volume increase of 2.4 million devices, or 58.6%, to approximately 6.4 million devices sold in fiscal 2007 compared to approximately 4.0 million devices sold in fiscal 2006, partially offset by a decrease of $10, or 2.7%, in ASP to $346 in the current fiscal period from $356 in fiscal 2006. This decrease of $10 in ASP is due primarily to a change in BlackBerry device mix in fiscal 2007. As RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to continue to decline year over year. ASP is dependant on projected future sales volumes, device mix, new device introductions for the Company's enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.

The Company estimates that a $10 change in ASP would result in an annual revenue change of approximately $64 million, based on the Company's volume of handhelds shipped in fiscal 2007.

Service revenue increased by $177.1 million, or 46.2%, to $560.1 million and comprised 18.4% of consolidated revenue in fiscal 2007 compared to $383.0 million, or 18.5% of consolidated revenue, in fiscal 2006. BlackBerry subscriber account additions were approximately net 3.1 million for fiscal 2007 compared to approximately net 2.3 million for the comparable period last year. The total base of BlackBerry subscriber accounts at the end of fiscal 2007 was approximately 8 million.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $16.6 million, or 10.6%, to $173.2 million in fiscal 2007 from $156.6 million in fiscal 2006, primarily as a result of increased sales of CALs as well as increased revenues from technical support and maintenance.

Other revenue, which includes accessories, non-warranty repairs and NRE, increased marginally by $1.2 million to $87.8 million in fiscal 2007 compared to $86.6 million in fiscal 2006.

Gross Margin

Gross margin increased by $517.6 million, or 45.4 %, to $1.66 billion, or 54.6% of revenue, in fiscal 2007, compared to $1.14 billion, or 55.2% of revenue, in the previous fiscal year. The net decrease of 0.6% in consolidated gross margin percentage was primarily due to the higher percentage of device shipments which comprised 73.0% of the total revenue mix for fiscal 2007 compared to 69.7% in the comparable period of fiscal 2006 as well as changes in BlackBerry device mix. Gross margin percentage for devices are generally lower than the Company's consolidated gross margin percentage.

The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2007 compared to fiscal 2006.

	Fiscal Year Ended			
	March 3, 2007		March 4, 2006 (as restated)	
	$	**% of Revenue**	$	% of Revenue
Revenue	**$ 3,037,103**		$ 2,065,845	
Research and development	**$ 236,173**	**7.8%**	$ 158,887	7.7%
Selling, marketing and administration	**537,922**	**17.7%**	314,317	15.2%
Amortization	**76,879**	**2.5%**	49,951	2.4%
	$ 850,974	**28.0%**	$ 523,155	25.3%

Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support and travel

Research and development expenditures increased by $77.3 million to $236.2 million, or 7.8% of revenue, for fiscal 2007 compared to $158.9 million, or 7.7% of revenue, in fiscal 2006. The majority of the increases during fiscal 2007 when compared to fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses as well as related staffing infrastructure costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, external advisory fees, related information technology and office infrastructure support, recruiting and foreign exchange gain or loss.

Selling, marketing and administrative expenses increased by $223.6 million to $537.9 million, or 17.7% of revenue, during the current fiscal year compared to $314.3 million or 15.2% of revenue, for the comparable period in fiscal 2006. The net increase of $223.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, salary and benefit expense, consulting and external advisory costs, travel and office expenses as well as related staffing infrastructure costs. The increase also includes legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.

Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $26.9 million to $76.9 million for fiscal 2007 compared to $50.0 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of capital and intangible asset additions incurred during the first three quarters of fiscal 2007 and fiscal 2006.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $29.9 million in fiscal 2007 compared to $18.5 million in fiscal 2006 and is charged to Cost of sales in the consolidated statements of operations. The increased amortization expense in fiscal 2007 reflects the impact of a full year's amortization expense with respect to these capital asset expenditures incurred during fiscal 2006 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2007. See also note 7 to the Consolidated Financial Statements.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $19.6 million in fiscal 2007 compared to $17.5 million in fiscal 2006.

Total amortization expense with respect to Intangible assets was $32.9 million in fiscal 2007 compared to $23.2 million in fiscal 2006. See also notes 1(l) and 8 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates - Valuation of long-lived assets, intangible assets and goodwill".

Litigation

As more fully disclosed in the Consolidated Financial Statements and notes for the fiscal years ended March 3, 2007, March 4, 2006 and February 26, 2005, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents (See note 13(b) to the Consolidated Financial Statements).

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against the Company was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, the Company paid NTP $612.5 million in full and final settlement of all claims against the Company, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by the Company as of March 3, 2006.

The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of the Company's products, services and technologies. NTP granted the Company an unfettered right to continue its business, including its BlackBerry related business. The resolution permits the Company and its partners to sell the Company's products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to the Company's products or services, (including BlackBerry Connect and Built-In technologies), or in relation to third party products and services, to the extent they are used in connection with the Company's products and services.

As at February 26, 2005, the Company had an accrued liability of $450.0 million in respect of the NTP litigation which included an intangible asset of $20.0 million. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in the fiscal 2006 operating results. During fiscal 2006, the Patent Office issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. This resulted in an additional charge to earnings of $18.3 million reflecting the book value of the intangible asset at the time the Term Sheet was ruled unenforceable. The charge of $162.5 million, the write-off of the intangible asset of $18.3 million as well as incremental legal and professional fees in respect of the litigation resulted in a charge to earnings of $201.8 million in fiscal 2006.

Investment Income

Investment income decreased by $14.1 million to $52.1 million in fiscal 2007 from $66.2 million for the same period last year. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company's Common Share Repurchase Program at an aggregate cost of $595.1 million, offset in part by improved interest rate yields.

Income Taxes

For fiscal 2007, the Company's income tax expense was $227.4 million resulting in an effective tax rate of 26.5% compared to an income tax expense of $106.9 million or a 22.2% effective tax rate for the same period last year. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company recognizing incremental cumulative ITCs attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the "flow-through" method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, which is also applicable to the Company.

Net Income

The Company's net income increased by $256.9 million to $631.6 million, or $3.41 per share basic and $3.31 per share diluted, in fiscal 2007 compared to net income of $374.7 million, or $1.98 per share basic and $1.91 per share diluted, in fiscal 2006. The $256.9 million increase in net income in fiscal 2007 reflects primarily an increase in gross margin in the amount of $517.6 million, which was offset by an increase of $300.9 million in the Company's research and development expenses, sales and marketing programs and an increase in legal, accounting and other professional costs incurred in fiscal 2007 in connection with the Review, the Restatement and related matters.

Results for the fiscal year ended March 3, 2007 also include the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $18.8 million, or $0.10 diluted EPS.

The weighted average number of shares outstanding was 185.4 million common shares for basic EPS and 190.6 million common shares for diluted EPS for the year ended March 3, 2007, compared to 188.9 million common shares for basic EPS and 196.2 million common shares for diluted EPS for the comparable period last year.

The income tax benefit of the stock-based compensation adjustments in fiscal 2006 and 2005, which amounted to $3.6 million and $3.8 million respectively, was originally recorded by the Company in the fourth quarter of fiscal 2005 and each of the four quarters in fiscal 2006 and are discussed above under "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

Results of Operations

Fiscal year ended March 4, 2006 compared to the fiscal year ended February 26, 2005

The fiscal year ended March 4, 2006 comprised 53 weeks compared to 52 weeks for the fiscal year ended February 26, 2005. The consolidated statements of operations information below for the fiscal years ended March 4, 2006 and February 26, 2005 has been restated. See "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

Revenue

Revenue for fiscal 2006 was $2.07 billion, an increase of $715.4 million, or 53.0%, from $1.35 billion for fiscal 2005.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Fiscal 2006		Fiscal 2005		Change - Fiscal 2006/2005	
Number of devices sold	4,043,000		2,444,000		1,599,000	65.4%
ASP	$ 356		$ 382		$ (26)	(6.8%)
Revenues						
Devices	$ 1,439,674	69.7%	$ 933,989	69.2%	$ 505,685	54.1%
Service	383,021	18.5%	235,015	17.4%	148,006	63.0%
Software	156,556	7.6%	131,811	9.8%	24,745	18.8%
Other	86,594	4.2%	49,632	3.6%	36,962	74.5%
	$ 2,065,845	100.0%	$ 1,350,447	100.0%	$ 715,398	53.0%

Device revenue increased by $505.7 million, or 54.1%, to $1.44 billion, or 69.7% of consolidated revenue in fiscal 2006 compared to $934.0 million, or 69.2% of consolidated revenue in fiscal 2005. This increase in device revenue over the prior fiscal year was primarily attributable to a volume increase of 65.4%, or 1.60 million units, to approximately 4.04 million units from approximately 2.44 million units in the prior year, partially offset by a decrease in ASP. The Company launched a number of new products in fiscal 2006 and had devices operating on the GPRS, iDEN, EDGE, CDMA and Ev-DO wireless networks and expanded its customer base of carrier customers, which accounted for the volume growth. ASP decreased 6.8%, or $26, in fiscal 2006 to $356 from $382 in fiscal 2005, primarily as a result of overall device mix. The Company believes revenue and subscriber account additions were adversely affected in the latter part of fiscal 2006 as a result of certain customers delaying purchases due to the uncertainty created by the NTP litigation.

Service revenue increased $148.0 million, or 63.0%, to $383.0 million and comprised 18.5% of consolidated revenue in fiscal 2006 compared to $235.0 million, or 17.4% of consolidated revenue, in fiscal 2005. This also reflects the impact of the 53 week fiscal year in fiscal 2006 compared to the 52 week year in fiscal 2005. BlackBerry subscriber account base additions were approximately 2.3 million in fiscal 2006, or a 93.1% increase on the total subscriber base, compared to approximately 1.44 million subscriber additions in fiscal 2005. The total base of BlackBerry subscriber accounts at the end of fiscal 2006 was approximately 4.9 million.

Software revenue increased $24.7 million to $156.6 million in fiscal 2006 from $131.8 million in fiscal 2005, primarily as a result of increased sales of CALs as well as increased revenues from technical support and maintenance.

Other revenue increased by $37.0 million, or 74.5%, to $86.6 million in fiscal 2006, compared to $49.6 million in fiscal 2005. The majority of the increase was attributable to increases in non-warranty repair and accessories revenue.

Gross Margin

Gross margin increased by $426.1 million, or 59.7%, to $1.14 billion, or 55.2% of revenue, in fiscal 2006, compared to $714.1 million, or 52.9% of revenue, in the previous fiscal year. The net improvement of 2.3% in consolidated gross margin percentage was primarily due to the following factors:

- Favorable changes in BlackBerry device product mix;
- A decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations as well as certain raw material cost reductions relating to the leverage of its supply chain;
- Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in the BlackBerry subscriber account base;
- Reductions in unit warranty rates and net warranty expense (see "Critical Accounting Policies and Estimates – Warranty" and note 14 to the Consolidated Financial Statements);
- A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations; and
- An increase in non-warranty repair revenues.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2006 compared to fiscal 2005.

	Fiscal Year Ended			
	March 4, 2006		February 26, 2005	
	(as previously reported)			
	$	% of Revenue	$	% of Revenue
Revenue	$ 2,065,845		$ 1,350,447	
Research and development	$ 157,629	7.6%	$ 101,180	7.5%
Selling, marketing and administration	311,420	15.1%	190,730	14.1%
Amortization	49,951	2.4%	35,941	2.7%
	$ 519,000	25.1%	$ 327,851	24.3%

	Fiscal Year Ended			
	March 4, 2006		February 26, 2005	
	(restatement)			
	$	% of Revenue	$	% of Revenue
Revenue	$ -		$ -	
Research and development	$ 1,258	0.1%	$ 1,485	0.1%
Selling, marketing and administration	2,897	0.1%	3,108	0.3%
Amortization	-	-	-	-
	$ 4,155	0.2%	$ 4,593	0.4%

	Fiscal Year Ended			
	March 4, 2006		February 26, 2005	
	(as restated)			
	$	% of Revenue	$	% of Revenue
Revenue	$ 2,065,845		$ 1,350,447	
Research and development	$ 158,887	7.7%	$ 102,665	7.6%
Selling, marketing and administration	314,317	15.2%	193,838	14.4%
Amortization	49,951	2.4%	35,941	2.7%
	$ 523,155	25.3%	$ 332,444	24.7%

Research and Development

Research and development expenditures increased by $56.2 million to $158.9 million, or 7.7% of revenue, in fiscal 2006 compared to $102.7 million, or 7.6% of revenue, in the previous year. The majority of the increases during fiscal 2006, compared to fiscal 2005, were attributable to salaries and benefits (primarily as a result of increased personnel to accommodate the Company's growth), third party new product development costs, travel, recruiting, and materials, certification and tooling expenses.

Selling, Marketing and Administration

Selling, marketing and administrative expenses increased by $120.5 million to $314.3 million for fiscal 2006 compared to $193.8 million for fiscal 2005. As a percentage of revenue, selling, marketing and administrative expenses increased to 15.2% in fiscal 2006 compared to 14.4% in fiscal 2005.

The net increase of $120.5 million in selling, marketing and administrative expenses was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense as well as increases in consulting and external advisory costs. Other increases were attributable to recruiting, travel and legal fees.

Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $14.1 million to $50.0 million for fiscal 2006 compared to $35.9 million for fiscal 2005. The increased amortization expense in fiscal 2006 reflects the impact of a full year's amortization expense with respect to capital and certain intangible asset expenditures incurred during fiscal 2005 and also incremental amortization with respect to capital and certain intangible asset expenditures incurred during fiscal 2006.

Cost of sales
Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $18.5 million in fiscal 2006 compared to $14.3 million in fiscal 2005 and is charged to Cost of sales in the consolidated statements of operations. The increased amortization expense in fiscal 2006 reflects the impact of a full year's amortization expense with respect to these capital asset expenditures incurred during fiscal 2005 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2006. See also note 7 to the Consolidated Financial Statements.
Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $17.5 million in fiscal 2006 compared to $16.5 million in fiscal 2005.

Total amortization expense with respect to Intangible assets was $23.2 million in fiscal 2006 compared to $19.7 million in fiscal 2005. See also notes 1(l) and 8 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates - Valuation of long-lived assets, intangible assets and goodwill".

Changes in Capital Assets Amortization
During fiscal 2005, the Company re-evaluated the estimated useful lives of certain of its information technology assets and determined that the estimated useful lives should be reduced from five years to periods of three to four years. The impact of this change was applied on a prospective basis commencing in the first quarter of fiscal 2005. The impact of this change of accounting estimate resulted in incremental amortization expense of $4.3 million for the year. Of this amount, $1.8 million was included in Cost of sales, and $2.5 million was included in Amortization. See also note 1(k) to the Consolidated Financial Statements.

During fiscal 2005, the Company also re-evaluated the estimated useful lives of capital assets used in manufacturing, and research and development operations that resulted from the application of the 20% declining balance amortization methodology. As a result of the plant capacity and capital asset utilizations currently approaching 100% compared to much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual depreciation expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company, therefore, revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change of method of accounting was insignificant for fiscal years 2006 and 2005. See also notes 2 and 7 to the Consolidated Financial Statements.

Litigation
As more fully disclosed in the Consolidated Financial Statements, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents.

On March 16, 2005, the parties jointly announced the signing of a binding Term Sheet to resolve all current litigation between them. The parties announced that RIM would pay NTP $450 million in final and full resolution of all claims to date against RIM, as well as a fully-paid up license going forward. During fiscal 2005, the Company recorded an incremental expense of $352.6 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset. The $76.2 million attributable to enhanced compensatory damages and postjudgment interest with respect to fiscal 2005 was classified as *Restricted cash* on its consolidated balance sheets as at February 26, 2005.

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against the Company was dismissed by a court order on March 3,

2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, the Company paid NTP $612.5 million in full and final settlement of all claims against the Company, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by the Company as of March 3, 2006.

As at February 26, 2005, the Company had an accrued liability of $450.0 million in respect of the NTP litigation which included an intangible asset of $20.0 million. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in the fiscal 2006 operating results. During fiscal 2006, the Patent Office issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. This resulted in an additional charge to earnings of $18.3 million reflecting the book value of the intangible asset at the time the Term Sheet was ruled unenforceable. The charge of $162.5 million, the write-off of the intangible asset of $18.3 million as well as incremental legal and professional fees in respect of the litigation resulted in a charge to earnings of $201.8 million in fiscal 2006.

Investment Income

Investment income increased by $29.1 million to $66.2 million in fiscal 2006 from $37.1 million in fiscal 2005. The increase primarily reflects the incremental interest income as a result of improved interest rate yields in fiscal 2006 compared to fiscal 2005 as well as the significant increase in cash, cash equivalents, short-term investments and investments during fiscal 2006 primarily from higher net earnings compared to the prior year.

Income Taxes

The Company's income tax expense in fiscal 2006 was $106.9 million, resulting in an effective tax rate of 22.2%. During the first quarter of fiscal 2006, the income tax provision was reduced by $27.0 million because of the Company recognizing incremental cumulative ITCs attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the "flow-through" method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, but also applicable to the Company. The tax ruling determined that stock option benefits are considered eligible SR&ED expenditures.

The deferred income tax asset recorded on the balance sheet relates primarily to ITCs and other tax loss carry-forwards. The Company's fiscal 2006 current tax expense primarily reflects certain large corporation taxes, and certain other minimum and foreign taxes.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

In fiscal 2005, the Company recorded an income tax recovery of $139.4 million. The Company's recognition of its deferred income tax assets in the fourth quarter of fiscal 2005 was primarily responsible for the income tax recovery. In the fourth quarter of fiscal 2005, the Company determined that it was more likely than not that it could realize the full value of its deferred tax assets and that a valuation allowance was no longer required. Accordingly, the Company recognized the full value of its deferred income tax assets on its balance sheet at the end of fiscal 2005.

Net Income

Net income increased by $169.1 million to $374.7 million, or $1.98 per share basic and $1.91 per share diluted, in fiscal 2006 compared to net income of $205.6 million, or $1.10 per share basic and $1.04 per share diluted in the prior year. The increase reflects primarily higher operating profit/gross margin resulting from increased device shipments as well as lower litigation costs in fiscal 2006 when compared to fiscal 2005 (see "Litigation").

The weighted average number of shares outstanding was 188.9 million common shares for basic EPS and 196.2 million common shares for diluted EPS for the year ended March 4, 2006 compared to 187.7 million common shares for basic EPS and 198.0 million common shares for diluted EPS for fiscal year 2005.

Summary Results of Operations – Fourth Quarter of Fiscal 2007 Compared to the Fourth Quarter of Fiscal 2006

The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

	For the Three Months Ended				
	March 3, 2007		March 4, 2006 (as restated) (1)		**Change 2007/2006**
	(in thousands, except for percentages and per share amounts)				
Revenue	**$ 930,393**	**100.0%**	$ 561,219	100.0%	**$ 369,174**
Cost of sales	**433,035**	**46.5%**	252,708	45.0%	**180,327**
Gross margin	**497,358**	**53.5%**	308,511	55.0%	**188,847**
Expenses					
Research and development	**67,321**	**7.2%**	44,322	7.9%	**22,999**
Selling, marketing and administration	**167,112**	**18.0%**	93,347	16.6%	**73,765**
Amortization	**22,021**	**2.4%**	15,322	2.7%	**6,699**
Sub-total	**256,454**	**27.6%**	152,991	27.3%	**103,463**
Litigation (2)	**-**	**-**	162,500	29.0%	**(162,500)**
	256,454	**27.6%**	315,491	56.2%	**(59,037)**
Income (loss) from operations	**240,904**	**25.9%**	(6,980)	(1.2%)	**247,884**
Investment income	**14,794**	**1.6%**	19,219	3.4%	**(4,425)**
Earnings before income taxes	**255,698**	**27.5%**	12,239	2.2%	**243,459**
Provision for (recovery of) income taxes (3)	**68,314**	**7.3%**	(3,356)	(0.6%)	**71,670**
Net income	**$ 187,384**	**20.1%**	$ 15,595	2.8%	**$ 171,789**
Earnings per share					
Basic	**$ 1.01**		$ 0.08		**$ 0.93**
Diluted	**$ 0.98**		$ 0.08		**$ 0.90**

Notes:

(1) See "Explanatory Note Regarding Restatement of Previously Issued Financial Statements" and note 4 to the Consolidated Financial Statements.

(2) See "Results of Operations – Litigation" and note 13(b) to the Consolidated Financial Statements.

(3) See "Results of Operations – Income Taxes" and note 10 to the Consolidated Financial Statements.

Revenue

Revenue for the fourth quarter of fiscal 2007 was $930.4 million, an increase of $369.2 million, or 65.8%, from $561.2 million in the fourth quarter of fiscal 2006.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Q4 Fiscal 2007			Q4 Fiscal 2006			Change - Fiscal 2007/2006		
Number of devices sold		2,029,000			1,118,000			911,000	81.5%
ASP	$	336		$	350		$	(13)	(3.8%)
Revenues									
Devices	$	682,766	73.4%	$	390,961	69.7%	$	291,805	74.6%
Service		172,131	18.5%		116,672	20.8%		55,459	47.5%
Software		49,259	5.3%		28,968	5.2%		20,291	70.0%
Other		26,237	2.8%		24,618	4.3%		1,619	6.6%
	$	930,393	100.0%	$	561,219	100.0%	$	369,174	65.8%

Device revenue increased by $291.8 million, or 74.6%, to $682.8 million, or 73.4% of consolidated revenue, in the fourth quarter of fiscal 2007 compared to $391.0 million, or 69.7%, of consolidated revenue in the fourth quarter of fiscal 2006. This increase in device revenue over the prior year's period is attributable to the volume increase of 911,000 devices, or 81.5%, to approximately 2,029,000 devices sold in the fourth quarter of fiscal 2007, compared to approximately 1,118,000 devices sold in the fourth quarter of fiscal 2006, partially offset by a decrease of $13 or 3.8% in ASP to $336 in the current quarter from $350 in the comparable period last year.

The Company estimates that a $10, or 3.0%, change in overall ASP would result in a quarterly revenue change of approximately $20 million, based upon the Company's volume of devices shipped in the fourth quarter of fiscal 2007.

Service revenue increased $55.4 million, or 47.5%, to $172.1 million and comprised 18.5% of consolidated revenue in the fourth quarter of fiscal 2007, compared to $116.7 million, or 20.8%, of consolidated revenue in the fourth quarter of fiscal 2006. BlackBerry subscriber account additions increased by net 1.0 million to approximately 8 million subscriber accounts as at March 3, 2007 with approximately 28% of RIM's subscriber account base being outside of North America, compared to an increase of net 625,000 during the fourth quarter of fiscal 2006 to approximately 4.9 million subscriber accounts as at March 4, 2006. The increase in subscriber accounts in the fourth quarter of fiscal 2007 compared to the third quarter of fiscal 2007 additions of approximately net 875,000 primarily reflects the impact of the new product launches.

Software revenue increased $20.3 million, or 70.0%, to $49.3 million and comprised 5.3% of consolidated revenue in the fourth quarter of fiscal 2007, compared to $29.0 million, or 5.2%, of consolidated revenue, in the fourth quarter of fiscal 2006.

Other revenue, which primarily includes accessories, repair and maintenance programs and NRE, increased by $1.6 million to $26.2 million in the fourth quarter of fiscal 2007 compared to $24.6 million in the fourth quarter of fiscal 2006. The majority of the increase was attributable to increases in sales of accessories and non-warranty repair revenue.

Gross Margin

Gross margin increased by $188.8 million, or 61.2%, to $497.4 million, or 53.5% of revenue, in the fourth quarter of fiscal 2007, compared to $308.5 million, or 55.0% of revenue, in the same period of the previous fiscal year. The 1.5% decline in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 73.4% of the total revenue mix in the fourth quarter of fiscal 2007 compared to 69.7% in the fourth quarter of fiscal 2006 as well as changes in the BlackBerry device mix. Gross margin percentage for devices are generally lower than the Company's consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in the BlackBerry subscriber account base and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended March 3, 2007 compared to the quarter ended December 2, 2006 and the quarter ended March 4, 2006. The Company believes it is meaningful to provide a comparison between the fourth quarter and the third quarter of fiscal 2007 given the quarterly increases in revenue realized by the Company during fiscal 2007.

	Three Month Fiscal Periods Ended					
	March 3, 2007		December 2, 2006		March 4, 2006 (as restated)	
	$	**% of Revenue**	$	% of Revenue	$	% of Revenue
Revenue	**$ 930,393**		$ 835,053		$ 561,219	
Research and development	**$ 67,321**	**7.2%**	$ 61,184	7.3%	$ 44,322	7.9%
Selling, marketing and administration	**167,112**	**18.0%**	146,569	17.6%	93,347	16.6%
Amortization	**22,021**	**2.4%**	20,334	2.4%	15,322	2.7%
	$ 256,454	**27.6%**	$ 228,087	27.3%	$ 152,991	27.3%

Research and Development

Research and development expenditures increased by $23.0 million to $67.3 million, or 7.2% of revenue, in the fourth quarter of fiscal 2007 compared to $44.3 million, or 7.9% of revenue, in the fourth quarter of fiscal 2006. The majority of the increase in expenditures during the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses, as well as related staffing infrastructure costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses increased by $73.8 million to $167.1 million, or 18.0% of revenue, for the fourth quarter of fiscal 2007 compared to $93.3 million, or 16.6% of revenue for the comparable period in fiscal 2006. The net increase of $73.8 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefit expense primarily as a result of increased personnel, external advisory fees, travel and office expenses as well as related staffing infrastructure costs. The increase also includes legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.

Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $6.7 million to $22.0 million for the fourth quarter of fiscal 2007 compared to $15.3 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during the first three quarters of fiscal 2007.

Litigation

As at November 26, 2005, the Company had an accrued liability of $450.0 million in respect of the NTP litigation which represented, at that time, management's best current estimate as to the litigation expense relating to this matter based on then current knowledge and consultation with legal counsel. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in operating results in the three-month period ending March 4, 2006. During fiscal 2006, the Patent Office issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. See "Critical Accounting Policies and Estimates – Litigation", "Results of Operations – Litigation" and note 13(b) to the Consolidated Financial Statements.

Investment Income

Investment income decreased by $4.4 million to $14.8 million in the fourth quarter of fiscal 2007 from $19.2 million in the comparable period of fiscal 2006. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year's quarter resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company's Common Share Repurchase Program at an aggregate cost of $203.9 million offset, in part, by improved interest rate yields.

Income Taxes

For the fourth quarter of fiscal 2007, the Company's income tax expense was $68.3 million resulting in an effective tax rate of 26.7% compared to an income tax recovery of $3.4 million for the same period last year. The fiscal 2006 income tax recovery on the incremental NTP settlement amount was in excess of the income tax expense on pre-tax earnings excluding the litigation accrual.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

The Company's net income increased by $171.8 million to $187.4 million, or $1.01 basic EPS and $0.98 diluted EPS, in the fourth quarter of fiscal 2007, compared to $15.6 million, or $0.08 basic EPS and $0.08 diluted EPS, in the fourth quarter of fiscal 2006. The $171.8 million increase in net income in the fourth quarter of fiscal 2007 reflects primarily an increase in gross margin in the amount of $188.8 million, which was partially offset by an increase of $96.8 million in the Company's research and development expenses, sales and marketing programs and an increase in legal, accounting and other professional costs incurred in the fourth quarter of fiscal 2007 in connection with the Review, the Restatement and related matters. The fiscal 2007 fourth quarter net income also includes the effect of the Company adopting SFAS 123(R), resulting in stock-based compensation expense in an after-tax amount of $5.2 million, or $0.03 diluted EPS. The fourth quarter of fiscal 2006 included a litigation provision of $162.5 million relating to the NTP litigation matter.

The weighted average number of shares outstanding was 185.7 million common shares for basic EPS and 190.3 million common shares for diluted EPS for the quarter ended March 3, 2007 compared to 185.6 million common shares for basic EPS and 191.9 million common shares for diluted EPS for the comparable period last year.

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and investments increased by $163.5 million to $1.41 billion as at March 3, 2007 from $1.25 billion as at March 4, 2006. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at March 3, 2007.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.

	As at		
	March 3, 2007	March 4, 2006	**Change - Fiscal 2007/2006**
Cash and cash equivalents	**$ 677,144**	$ 459,540	**$ 217,604**
Short-term investments	**310,082**	175,553	**134,529**
Investments	**425,652**	614,309	**(188,657)**
Cash, cash equivalents, short-term investments and investments	**$ 1,412,878**	$ 1,249,402	**$ 163,476**

Fiscal year ended March 3, 2007 compared to fiscal year ended March 4, 2006

Operating Activities

Cash flow provided by operating activities was $735.7 million in fiscal 2007 compared to cash flow provided by operating activities of $150.1 million in the preceding fiscal year, representing an increase of $585.6 million due in large part to the NTP funding included in fiscal 2006 in the amount of $500.5 million. The table below summarizes the key components of this net increase.

	Fiscal Year Ended		
	March 3, 2007	March 4, 2006 (as restated)	**Change - Fiscal 2007/2006**
Net income	**$ 631,572**	$ 374,656	**$ 256,916**
Amortization	**126,355**	85,873	**40,482**
Deferred income taxes	**101,576**	77,154	**24,422**
Share-based payment	**19,063**	2,551	**16,512**
Changes in:			
Trade receivables	**(254,370)**	(87,528)	**(166,842)**
Other receivables	**(8,300)**	(18,727)	**10,427**
Inventory	**(121,238)**	(42,034)	**(79,204)**
Accounts payable	**47,625**	11,031	**36,594**
Accrued liabilities	**119,997**	59,398	**60,599**
All other	**73,389**	11,349	**62,040**
Changes in working capital items - before NTP litigation items	**735,669**	473,723	**261,946**
Litigation provision	**-**	(435,610)	**435,610**
Restricted cash	**-**	111,978	**(111,978)**
Cash provided from operating activities	**$ 735,669**	$ 150,091	**$ 585,578**

Financing Activities

Cash flow used in financing activities was $153.7 million for the year ended March 3, 2007 resulting primarily from the repurchase of 3.2 million common shares at an aggregate cost of $203.9 million pursuant to the Common Share Repurchase Program partially offset by the issuance of share capital on the exercise of stock options. Cash flow used in financing activities of $368.2 million in the fiscal 2006 comparable period was primarily attributable to the repurchase of 6.3 million common shares in the amount of $391.2 million pursuant to the Common Share Repurchase Program partially offset by the issuance of share capital on the exercise of stock options.

Investing Activities

Cash flow used in investing activities was $364.6 million for fiscal 2007, which included capital asset additions of $254.0 million, intangible asset expenditures of $60.3 million and business acquisitions of $116.2 million, offset in part by transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $65.9 million. For the prior fiscal year, cash flow provided by investing activities was $67.3 million which included transactions involving the costs of acquisition of short-term investments and investments, net of the proceeds on sale or maturity in the amount of $273.6 million, offset in part by $178.7 million relating to capital asset expenditures and $23.7 million of intangible asset expenditures.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at March 3, 2007:

	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Long-term debt	**$ 6,613**	$ 271	$ 6,342	$ -	$ -
Operating lease obligations	**88,372**	11,201	30,383	15,258	31,530
Purchase obligations and commitments	**1,374,721**	1,282,921	91,800	-	-
Total	**$ 1,469,706**	$ 1,294,393	$ 128,525	$ 15,258	$ 31,530

Purchase obligations and commitments of $1.37 billion as of March 3, 2007, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

The Company has commitments on account of capital expenditures of approximately $25.9 million included in the $1.37 billion above, primarily for manufacturing and IT, including service operations. The Company intends to fund current and future capital asset expenditure requirements from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

Cash, cash equivalents, short-term investments and investments were $1.41 billion as at March 3, 2007. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

During fiscal 2007, the Company amended an existing credit facility and now has a $100 million Demand Credit Facility ("the Facility"). The Company has utilized $15.9 million of the Facility to secure operating and financing requirements. As at March 3, 2007, $84.1 million of the Facility was unused. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP litigation matter. As a result of the settlement of the NTP litigation matter, the Company cancelled the letter of credit on March 6, 2006.

The Company has an additional demand facility in the amount of $17.0 million to support and secure other operating and financing requirements. As at March 3, 2007, $15.6 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2007 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars, and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 3, 2007, approximately 3% of cash and cash equivalents, 30% of trade receivables and 14% of accounts payable and accrued liabilities are denominated in foreign currencies (March 4, 2006 – 5%, 28% and 19%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/ or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar, and Euro.

The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at March 3, 2007. As at March 3, 2007, the unrealized loss on these forward contracts was approximately $7.8 million (March 4, 2006 – unrealized gain of $24.9 million). These amounts were included in Other current liabilities and Accumulated other comprehensive income.

The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. As at March 3, 2007, an unrealized gain of $0.5 million was recorded in respect of this amount (March 4, 2006 – unrealized loss of $0.4 million). This amount was included in Selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at March 3, 2007 is $1.8 million (March 4, 2006 - $1.6 million). While the Company sells to a variety of customers, two customers comprised 23% and 13% of trade receivables as at March 3, 2007 (March 4, 2006 – three customers comprised 18%, 13% and 13%). Additionally, four customers comprised 19%, 14%, 11% and 11% of the Company's fiscal 2007 annual sales (fiscal 2006 annual sales - four customers comprised 19%, 16%, 12% and 12%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company mitigates some of this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at March 3, 2007, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of the applicable derivative instruments was nil (March 4, 2006 – 46%).

The Company is exposed to market and credit risk on its investment portfolio. The Company mitigates this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 3, 2007, no single issuer represented more than 9% of the total cash, cash equivalents and investments (March 4, 2006 - no single issuer represented more than 12% of the total cash, cash equivalents and investments).

Impact of Accounting Pronouncements Not Yet Implemented

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155 *Accounting for Certain Hybrid Financial Instruments*. SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006 and the Company will be required to adopt the standard in the first quarter of fiscal 2008. The Company is currently evaluating what impact, if any, SFAS 155 will have on its financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 *Fair Value Measurements*. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48") *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 Accounting for Income Taxes. FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on "a more likely than not" basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. FIN 48 is effective for the Company as of the beginning of its fiscal 2008 year. The Company is currently evaluating the impact FIN 48 will have on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115.

In February 2007, the FASB issued SFAS 159 *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Ammendment of SFAS 115*. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.

Disclosure Controls and Procedures and Internal Controls

Background of the Internal Review of Stock Option Granting Practices

As discussed in greater detail under "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements", the Company has restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders' equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures, to reflect additional non-cash stock compensation expense relating to certain stock based awards granted prior to the adoption of the Stock Option Plan and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses.

The Restatement is the result of the Review by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company's Board of Directors, at the initiative of Mr. Kavelman, with the support of Mr. Balsillie and the executive management team. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a Special Committee of independent directors of the Board of Directors. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock-based awards granted prior to the adoption of the Stock Option Plan.

The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a "net settlement" feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company's stock option grant program.

The Board of Directors, based on the recommendations of the Special Committee, has implemented a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company's control over its stock option granting process in particular. These measures include:

- *Changes to the Company's Stock Option Granting Practices* – Following the commencement of the review on August 8, 2006 and until the adoption by the Board of Directors of the interim option granting process described below, grants of stock options by the Company were effectively suspended with the exception of certain limited grants to new employees that were reviewed by the Company's internal counsel as well as its outside counsel and outside accounting consultants, and which were approved by the Compensation Committee and the Special Committee. In December 2006, the Board of Directors adopted an interim option granting process, whereby all stock options (including stock options for new hires during a fiscal quarter) would be issued and priced quarterly and approved in advance by the Compensation Committee or the Board of Directors. The Compensation Committee and the newly formed Oversight Committee of the Board are reviewing the interim option granting process in light of evolving best practices and will recommend to the Board any changes required as a result of this review. In addition, as noted above, following the commencement of the Review, each grant of stock options has been reviewed by the Company's internal counsel as well as its outside counsel and outside accounting consultants, a process that will continue until the completion of the review of the interim option granting process by the Compensation Committee and the Oversight Committee, and the engagement by the Company of a new employee that will be responsible for administering the stock option granting program, as described below.
- *Changes to the Company's Board of Directors, Board Committees and Organizational Structure* – In accordance with the Special Committee's recommendations and other considerations, the Board of Directors has established a new Oversight Committee, separated the roles of Chairman and CEO, implemented other changes to the Company's Board, Audit Committee, Compensation Committee, and Nominating Committee, and has changed various management roles.
- *Other Changes* – The Company is in the process of establishing an internal audit department, the head of which will report directly to the Audit Committee. Additionally, the Company is enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM's stock option granting program.

Management's Consideration of the Restatement

In assessing whether the Company's disclosure controls and procedures and its internal control over financial reporting were effective as of March 3, 2007, management considered, among other things:

- the nature and impact of the Restatement as disclosed in Note 4 of the notes to the Fiscal 2007 Financial Statements;

- the conclusion of the Special Committee upon completion of the Review, as disclosed by the Company in a press release on March 5, 2007, that the Company failed to maintain adequate internal and accounting controls prior to August 8, 2006 with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants;
- the steps taken by the Company to enhance its controls following the commencement of the Review on August 8, 2006, including the measures adopted by the Board of Directors that are summarized above, based on the recommendations of the Special Committee, in response to the findings of the Special Committee, that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company's control over its stock option granting process;
- the fact that the Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company's stock option grant program; and
- the increased participation of, and reliance by the Company on, outside accounting advisors and legal counsel following the commencement of the Review, which will continue until the Company has established its internal audit department and has enhanced its capabilities in U.S. GAAP.

In light of these and other measures undertaken as described above, management has concluded that the control deficiencies that resulted in the Restatement were addressed following the commencement of the Review on August 8, 2006 and has determined that as of March 3, 2007, the design and operating effectiveness of controls over the recording of stock-based compensation expense were effective. These measures included increased documentation and testing of the design and operation of internal controls, the establishment of guidelines and the enhanced focus by all levels of management on the improvement of controls following the commencement of the Review, and increased participation in the Company's processes by external advisors.

Disclosure Controls and Procedures

As of March 3, 2007, the end of the period covered by this Annual Report on Form 40-F, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Co-Chief Executive Officers and its Chief Accounting Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Co-Chief Executive Officers and the Chief Accounting Officer have concluded that, as of such date, the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 3, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of March 3, 2007, the Company's internal control over financial reporting was effective.

The Company's independent auditors have issued an audit report on management's assessment of the Company's internal control over financial reporting. This report is included with the Consolidated Financial Statements.

Changes in Internal Control Over Financial Reporting

Except as described above, during the fiscal year ended March 3, 2007 there were no changes in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

management's responsibility for financial reporting

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the Consolidated Financial Statements and all of the financial information in this Annual Report. The Consolidated Financial Statements were prepared in accordance with United States generally accepted accounting principles and include certain amounts based upon estimates and judgments required for such preparation. The financial information appearing throughout this Annual Report is consistent with the Consolidated Financial Statements. The Consolidated Financial Statements have been reviewed by the Audit Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely Consolidated Financial Statements.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, usually meets two times per fiscal quarter with management and the independent registered public accounting firm to ensure that each is discharging its respective responsibilities, to review the Consolidated Financial Statements and either the quarterly review engagement report or the independent registered public accounting firm's report and to discuss significant financial reporting issues and auditing matters. The Company's external registered public accounting firm has full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when the Board approves the Consolidated Financial Statements for issuance to the shareholders.

The Consolidated Financial Statements for fiscal 2007, fiscal 2006 and fiscal 2005 have been audited by Ernst & Young LLP, the independent registered public accounting firm appointed by the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).



Mike Lazaridis
President & Co-CEO



Jim Balsillie
Co-CEO

Waterloo, Ontario

report of independent registered public accounting firm

To the Board of Directors and Shareholders of Research In Motion Limited

We have audited management's assessment, included in Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Fiscal Year Ended March 3, 2007, that Research In Motion Limited (the "Company") maintained effective internal control over financial reporting as of March 3, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 3, 2007 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 3, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at March 3, 2007 and March 4, 2006 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 3, 2007, March 4, 2006 and February 26, 2005 and our report dated May 14, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Kitchener, Canada,
May 14, 2007.

independent auditors' report on consolidated financial statements

To the Shareholders of Research In Motion Limited

We have audited the consolidated balance sheets of Research In Motion Limited (the "Company") as at March 3, 2007 and March 4, 2006 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 3, 2007, March 4, 2006 and February 26, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 3, 2007 and March 4, 2006 and the results of its operations and its cash flows for the years ended March 3, 2007, March 4, 2006 and February 26, 2005 in accordance with United States generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, the consolidated financial statements as at March 4, 2006 and for the years ended March 4, 2006 and February 26, 2005 have been restated.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2007, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 3, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2007 expressed an unqualified opinion thereon.


Ernst + Young LLP

Kitchener, Canada,
May 14, 2007.

Chartered Accountants
Licensed Public Accountants

RESEARCH IN MOTION LIMITED Incorporated under the Laws of Ontario

consolidated balance sheets

(United States Dollars, in thousands)

	As at	
	March 3, 2007	March 4, 2006
		(Restated - note 4)
Assets		
Current		
Cash and cash equivalents (note 5)	$ 677,144	$ 459,540
Short-term investments (note 5)	310,082	175,553
Trade receivables	572,637	315,278
Other receivables	40,174	31,861
Inventory (note 6)	255,907	134,523
Other current assets (note 19)	41,697	45,453
Deferred income tax asset (note 10)	21,624	96,564
	1,919,265	1,258,772
Investments (note 5)	425,652	614,309
Capital assets (note 7)	487,579	326,313
Intangible assets (note 8)	138,182	85,929
Goodwill (note 9)	109,932	29,026
Deferred income tax asset (note 10)	8,339	-
	$ 3,088,949	$ 2,314,349
Liabilities		
Current		
Accounts payable	$ 130,270	$ 94,954
Accrued liabilities (notes 14,18(c) and 19)	287,629	150,457
Income taxes payable (note 10)	99,958	17,584
Deferred revenue	28,447	20,968
Current portion of long-term debt (note 11)	271	262
	546,575	284,225
Long-term debt (note 11)	6,342	6,851
Deferred income tax liability (note 10)	52,532	27,858
	605,449	318,934
Shareholders' Equity		
Capital stock (note 12)		
Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and an unlimited number of voting common shares		
Issued - 185,871,144 voting common shares (March 4, 2006 - 186,001,765)	2,099,696	2,068,869
Retained earnings (deficit)	359,227	(100,174)
Paid-in capital	36,093	28,694
Accumulated other comprehensive loss (note 17)	(11,516)	(1,974)
	2,483,500	1,995,415
	$ 3,088,949	$ 2,314,349

Commitments and contingencies (notes 11, 13, 14, 15 and 19)
See notes to the consolidated financial statements.

On behalf of the Board:



Jim Balsillie
Director



Mike Lazaridis
Director

RESEARCH IN MOTION LIMITED

consolidated statements of shareholders' equity

(United States Dollars, in thousands)

	Capital Stock	Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance as at February 28, 2004 - as previously reported	$ 1,829,388	$ -	$ (119,206)	$ 11,480	$ 1,721,662
Adjustment to opening shareholders's equity (note 4)	172,062	60,170	(233,005)	-	(773)
Balance as at February 28, 2004 - as restated (note 4)	2,001,450	60,170	(352,211)	11,480	1,720,889
Comprehensive income (loss):					
Net income	-	-	205,612	-	205,612
Net change in unrealized gains on investments available for sale	-	-	-	(18,357)	(18,357)
Net change in derivative fair value during the year	-	-	-	8,446	8,446
Amounts reclassified to earnings during the year	-	-	-	(4,340)	(4,340)
Shares issued:					
Exercise of stock options	54,151	-	-	-	54,151
Transfers to capital stock from stock option exercises	25,269	(25,269)	-	-	-
Share-based payment	-	2,899	-	-	2,899
Excess tax benefits from share-based compensation (note 12(b))	-	3,777	-	-	3,777
Deferred income tax benefit attributable to fiscal 2004 financing costs	8,727	-	-	-	- 8,727
Balance as at February 26, 2005 - as restated (note 4)	$ 2,089,597	$ 41,577	$ (146,599)	$ (2,771)	$ 1,981,804
Comprehensive income (loss):					
Net income	-	-	374,656	-	374,656
Net change in unrealized gains on investments available for sale	-	-	-	(5,888)	(5,888)
Net change in derivative fair value during the year	-	-	-	18,029	18,029
Amounts reclassified to earnings during the year	-	-	-	(11,344)	(11,344)
Shares issued:					
Exercise of stock options	23,269	-	-	-	23,269
Transfers to capital stock from stock option exercises	18,984	(18,984)	-	-	-
Share-based payment	-	2,551	-	-	2,551
Excess tax benefits from share-based compensation (note 12(b))	-	3,550	-	-	3,550
Common shares repurchased pursuant to Common Share Repurchase Program	(62,981)	-	(328,231)	-	(391,212)
Balance as at March 4, 2006 - as restated (note 4)	$ 2,068,869	$ 28,694	$ (100,174)	$ (1,974)	$ 1,995,415
Comprehensive income (loss):					
Net income	-	-	631,572	-	631,572
Net change in unrealized gains on investments available for sale	-	-	-	11,839	11,839
Net change in derivative fair value during the year	-	-	-	(13,455)	(13,455)
Amounts reclassified to earnings during the year	-	-	-	(7,926)	(7,926)
Shares issued:					
Exercise of stock options	44,534	-	-	-	44,534
Transfers to capital stock from stock option exercises	18,055	(18,055)	-	-	-
Share-based payment	-	19,454	-	-	19,454
Excess tax benefits from share-based compensation (note 12(b))	-	6,000	-	-	6,000
Common shares repurchased pursuant to Common Share Repurchase Program	(31,762)	-	(172,171)	-	(203,933)
Balance as at March 3, 2007	**$ 2,099,696**	**$ 36,093**	**$ 359,227**	**$ (11,516)**	**$ 2,483,500**

See notes to the consolidated financial statements.

RESEARCH IN MOTION LIMITED

consolidated statements of operations

(United States dollars, in thousands, except per share data)

	For the Year Ended		
	March 3, 2007	March 4, 2006	February 26, 2005
		(Restated - note 4)	(Restated - note 4)
Revenue			
Devices and other	**$ 2,303,800**	$ 1,526,268	$ 983,621
Service and software	**733,303**	539,577	366,826
	3,037,103	2,065,845	1,350,447
Cost of sales			
Devices and other	**1,265,251**	840,549	555,034
Service and software	**114,050**	85,049	81,276
	1,379,301	925,598	636,310
Gross Margin	**1,657,802**	1,140,247	714,137
Expenses			
Research and development (note 15)	**236,173**	158,887	102,665
Selling, marketing and administration (notes 18(d) and 19)	**537,922**	314,317	193,838
Amortization	**76,879**	49,951	35,941
Litigation (note 13 (b))	**-**	201,791	352,628
	850,974	724,946	685,072
Income from operations	**806,828**	415,301	29,065
Investment income	**52,117**	66,218	37,107
Income before income taxes	**858,945**	481,519	66,172
Provision for (recovery of) income taxes (note 10)			
Current	**123,553**	14,515	1,425
Deferred	**103,820**	92,348	(140,865)
	227,373	106,863	(139,440)
Net income	**$ 631,572**	$ 374,656	$ 205,612
Earnings per share (note 16)			
Basic	**$ 3.41**	$ 1.98	$ 1.10
Diluted	**$ 3.31**	$ 1.91	$ 1.04

See notes to the consolidated financial statements.

RESEARCH IN MOTION LIMITED

consolidated statements of cash flows

(United States dollars, in thousands)

	For the Year Ended		
	March 3, 2007	March 4, 2006	February 26, 2005
		(Restated - note 4)	(Restated - note 4)
Cash flows from operating activities			
Net income	**$ 631,572**	$ 374,656	$ 205,612
Items not requiring an outlay of cash:			
Amortization	**126,355**	85,873	66,760
Deferred income taxes	**101,576**	77,154	(144,642)
Share-based payment (note 4)	**19,063**	2,551	2,899
Other	**(315)**	507	(137)
Net changes in working capital items (note 18(a))	**(142,582)**	(390,650)	147,490
Net cash provided by operating activities	**735,669**	150,091	277,982
Cash flows from financing activities			
Issuance of share capital	**44,534**	23,269	54,151
Excess tax benefits from share-based compensation (note 12(b))	**6,000**	—	—
Common shares repurchased pursuant to Common Share Repurchase Program (note 12(a))	**(203,933)**	(391,212)	-
Repayment of long-term debt	**(262)**	(229)	(199)
Net cash provided by (used in) financing activities	**(153,661)**	(368,172)	53,952
Cash flows from investing activities			
Acquisition of investments	**(100,080)**	(103,179)	(615,098)
Proceeds on sale or maturity of investments	**86,583**	61,495	18,385
Acquisition of capital assets	**(254,041)**	(178,732)	(109,363)
Acquisition of intangible assets	**(60,303)**	(23,702)	(17,061)
Business acquisitions (note 9)	**(116,190)**	(3,795)	(3,888)
Acquisition of short-term investments	**(163,147)**	(199,194)	(227,072)
Proceeds on sale or maturity of short-term investments	**242,601**	514,431	76,022
Net cash provided by (used in) investing activities	**(364,577)**	67,324	(878,075)
Effect of foreign exchange loss (gain) on cash and cash equivalents	**173**	(57)	76
Net increase (decrease) in cash and cash equivalents for the year	**217,604**	(150,814)	(546,065)
Cash and cash equivalents, beginning of year	**459,540**	610,354	1,156,419
Cash and cash equivalents, end of year	**$ 677,144**	$ 459,540	$ 610,354

See notes to the consolidated financial statements.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

NATURE OF BUSINESS

Research In Motion Limited ("RIM" or the "Company") is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, software development tools, radio-modems and other hardware and software. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the NASDAQ National Market under the symbol RIMM.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented except as described in note 2. The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

(b) Fiscal year

The Company's fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ended March 3, 2007 and February 26, 2005 comprise 52 weeks compared to 53 weeks for the fiscal year ended March 4, 2006.

(c) Basis of consolidation

The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully-integrated operations.

(d) Use of estimates

The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty and the fair values of financial instruments. Actual results could differ from these estimates.

(e) Foreign currency translation

The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(f) Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid investments with maturities of three months or less at the date of acquisition and are carried on the consolidated balance sheets at fair value.

(g) Trade receivables

Trade receivables which reflect invoiced and accrued revenue are presented net of an allowance for doubtful accounts. The allowance was $1,824 at March 3, 2007 (March 4, 2006 - $1,551). Bad debt expense (recovery) was $274 for the year

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

ended March 3, 2007 (March 4, 2006 - ($552); February 26, 2005 - ($500)).

The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects the majority of trade receivables to continue to come from large customers as it sells the majority of its devices and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables balances could be further adjusted.

(h) Investments

The Company's investments consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

Investments with maturities of less than one year, as well as any investments that management intends to hold for less than one year, are classified as Short-term investments. Investments with maturities of one year or more are classified as Investments.

Investments classified as available-for-sale under Statement of Financial Accounting Standards ("SFAS") 115 are carried at fair value. Changes in fair value are accounted for through accumulated other comprehensive income until such investments mature or are sold.

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

(i) Derivative financial instruments

The Company uses derivative financial instruments, including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

SFAS 133, *Accounting for Derivative Instruments*, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices. For derivative instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged asset or liability. For derivative instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. Ineffective portions of changes in fair value, if any, are recorded in current earnings. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and gains and losses are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

(j) Inventories

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(k) Capital assets

Capital assets are stated at cost less accumulated amortization. No amortization is provided for construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

Buildings, leaseholds and other	Straight-line over terms between 5 and 40 years
BlackBerry operations and other information technology	Straight-line over terms between 3 and 5 years
Manufacturing equipment, research and development equipment, and tooling	Straight-line over terms between 2 and 8 years
Furniture and fixtures	20% per annum declining balance

(l) Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of third parties' technology. Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal defense costs arising out of the assertion of any Company-owned patents. Acquired technology consists of purchased developed technology arising from the Company's corporate acquisitions.

Intangible assets are amortized as follows:

Acquired technology	Straight-line over 2 to 5 years
Licenses	Lesser of 5 years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements
Patents	Straight-line over 17 years

(m) Impairment of long-lived assets

The Company reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(n) Goodwill

Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is unnecessary.

In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.

The Company has one reporting unit which is the consolidated Company.

(o) Income taxes

In accordance with SFAS 109, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted income tax rates and laws that will be in effect when the differences are expected to reverse.

The Company continues to assess, on an on-going basis, the degree of certainty regarding the realization of deferred income tax assets and whether a valuation allowance is required.

The Company has used the flow-through method to account for investment tax credits earned on eligible scientific research and development expenditures. Under this method, the investment tax credits are recognized as a reduction to income tax expense.

(p) Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Devices

Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

Provisions are made at the time of sale for applicable warranties, rebates, royalties and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs

Shipping and handling costs charged to earnings are included in Cost of sales where they can be reasonably attributed to certain revenue; otherwise they are included in Selling, Marketing and Administration.

Multiple-element arrangements

The Company enters into transactions that represent multiple-element arrangements which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

(q) Research and development

The Company is engaged in research and development work. Research and development costs, other than for the acquisition of capital assets, are charged as an operating expense of the Company as incurred.

(r) Government assistance

The Company has received no government assistance in fiscal 2007, 2006 and 2005.

Assistance related to the acquisition of capital assets used for research and development is credited against the cost of related capital assets and all other assistance is credited against related expenses as incurred.

(s) Statements of comprehensive income (loss)

SFAS 130, *Reporting Comprehensive Income*, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 19, and changes in the fair value of investments available for sale as described in note 5. Realized gains or losses on available-for-sale investments are reclassified into earnings using the specific identification basis.

(t) Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

(u) Stock-based compensation plans

The Company has stock-based compensation plans, which are described in note 12(b).

Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R) *Share-Based Payment*. Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS No. 123, *Accounting for Stock-Based Compensation*, however, SFAS 123(R) requires the Company to factor in an expected forfeiture rate in establishing the expense while under SFAS 123 the Company accounted for forfeitures as they occurred. The Company is using the modified prospective transition ("MPT") method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company's fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123.

Prior to fiscal 2007, the Company accounted for stock-based compensation using Accounting Principles Board ("APB ") No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares and exercise price become fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares and/or exercise prices become fixed, or the stock option is exercised, is cancelled, or expires.

For fixed awards under APB 25, when the exercise price of stock options granted equals the fair market value of the shares on the date of the grant, no compensation expense is recognized. When the exercise price of the stock options is less than the market price of the underlying stock on the date of grant, this intrinsic value of the award on that date is recorded as stock compensation expense and is recognized rateably over the vesting period.

For variable awards under APB 25, the intrinsic value of stock options is remeasured each reporting period based on the difference between the fair market value of the

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

Company's stock as of the end of the reporting period and the exercise price of the stock option. If the intrinsic value is negative, no compensation expense is recorded. As a result, the amount of compensation expense or benefit to be recognized each period fluctuates based on changes in the closing stock price from the end of the previous reporting period to the end of the current reporting period. Compensation expense in any given period is calculated as the difference between total earned compensation at the end of the period (i.e. the vested intrinsic value), less total earned compensation at the beginning of the period. Compensation expense for these awards is recognized over the vesting period using an accelerated method of recognition in accordance with FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan, An Interpretation of APB Opinions No. 15 and 25.* In addition, realized gains on the exercise of stock options in any given period are included as compensation expense. Variable accounting is applied until there is a measurement date, the award is exercised, forfeited or expires.

Under APB 25, the Company accounts for modifications to stock options under Financial Accounting Standards Board ("FASB") Interpretation No. 44 ("FIN 44"). Modifications include, but are not limited to, changes made to the number and/or the exercise price of a stock option subsequent to the grant date. If the exercise price of a fixed stock option award is reduced, the award shall be accounted for as variable from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. The intrinsic value of the award on the modification date is the difference between the fair market value of the Company's common stock on the date of modification and the exercise price. Compensation expense is recorded in the period of modification for the intrinsic value of the vested portion of the award. Compensation expense for the unvested portion of the award is recognized over the remaining vesting period.

Under both APB 25 and SFAS 123(R), any consideration paid by employees on exercise of stock options plus any recorded stock based compensation within additional paid-in capital related to that stock option is credited to capital stock.

At the Company's Annual General Meeting on July 18, 2005, shareholders approved the establishment of the Restricted Share Unit ("RSU") Plan. The eligible participants under the RSU Plan include any officer or employee of the Company or its subsidiaries. The RSU Plan received regulatory approval in August 2005. RSUs are redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense is recognized upon issuance of RSUs over the vesting period.

(v) Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

(w) Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in *Selling, marketing and administration.*

2. ADOPTION OF ACCOUNTING POLICY

Share-Based Payment

Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R) *Share-Based Payment.* Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the BSM option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS

No. 123, *Accounting for Stock-Based Compensation,* however, SFAS 123(R) requires the Company to factor in an expected forfeiture rate in establishing the expense while under SFAS 123 the Company accounted for forfeitures as they occurred. The Company is using the MPT method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company's fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company's net income for the year ended March 3, 2007 included stock-based compensation expense of $18.8 million or $0.10 per share basic and diluted.

Accounting Changes and Error Corrections
In May 2005, the FASB issued SFAS 154 *Accounting Changes and Error Corrections.* SFAS 154 replaces APB Opinion 20 ("APB 20") and SFAS 3, with many of those provisions being carried forward without change. If practical, SFAS 154 requires retrospective application to prior year's financial statements for a voluntary change in accounting principle. In addition, SFAS 154 also requires that a change in depreciation method for long-lived non-financial assets be accounted for as a change in estimate, as opposed to a change in accounting principle under APB 20. The standard is effective for fiscal years beginning after December 15, 2005. The Company has adopted SFAS 154 and it had no impact on the Company's operating results in fiscal 2007.

Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements
In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 requires that a company consider and evaluate materiality with respect to identified unadjusted errors using both a rollover and iron curtain approach. The rollover approach quantifies a misstatement based on the identified unadjusted item originating in the current year income statement and ignores any portion of the misstatement that originated in a prior period. The iron curtain approach quantifies misstatements that exist in the balance sheet at the end of the current period regardless of the period of origin. Financial statements would be required to be adjusted when either approach results in quantifying a misstatement that is material. SAB 108 is effective for the Company's 2007 fiscal year and there is no effect on the Company's financial position, results of operations or cash flows.

3. RECENTLY ISSUED PRONOUNCEMENTS

Accounting for Certain Hybrid Financial Instruments
In February 2006, the FASB issued SFAS 155 *Accounting for Certain Hybrid Financial Instruments.* SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006 and the Company will be required to adopt the standard in the first quarter of fiscal 2008. The Company is currently evaluating what impact, if any, SFAS 155 will have on its financial statements.

Fair Value Measurements
In September 2006, the FASB issued SFAS 157 *Fair Value Measurements.* SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.

Accounting for Uncertainty in Income Taxes
In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48") *Accounting for Uncertainty in Income Taxes.* FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 *Accounting for Income Taxes.* FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

on "a more likely than not" basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. FIN 48 is effective for the Company as of the beginning of its fiscal 2008 year. The Company is currently evaluating the impact FIN 48 will have on its financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115.
In February 2007, the FASB issued SFAS 159 *The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of SFAS 115.* SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company has not determined whether it will elect to adopt the fair value measurement provisions of this statement, or what impact it will have on its consolidated financial statements.

4. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has restated its consolidated balance sheet as of March 4, 2006, and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders' equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the "Restated Financial Statements"). The Restated Financial Statements have been prepared to reflect additional stock compensation expense relating to certain stock based awards granted prior to the adoption of the Company's stock option plan on December 4, 1996 (as amended from time to time, the "Stock Option Plan") and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The restatement does not result in a change in the Company's previously reported revenues or total cash and cash equivalents or net cash provided from operating activities shown in the Restated Financial Statements.

Background of the Review
The Company commenced a voluntary internal review (the "Review") of its stock option granting practices and related accounting on August 8, 2006. The Review was commenced under the direction of the Audit Committee of the Company's Board of Directors, at the initiative of Dennis Kavelman, the Company's former Chief Financial Officer (now the Company's Chief Operating Officer – Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the "Special Committee"). Any references to actions by the Special Committee prior to January 16, 2007 are to the Audit Committee. The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. Certain of the investigative actions by the Special Committee described hereafter were carried out by the outside legal counsel or outside accounting advisors under the direction of the Special Committee.

On September 28, 2006, the Company publicly announced that the Audit Committee had made a preliminary determination that, under U.S. generally accepted accounting principles ("GAAP"), accounting errors were made in connection with the accounting for certain stock options granted since the Company's initial public offering in 1997 (the "IPO") and that a restatement (the "Restatement") of the Company's financial statements would therefore be required. At that time, the Company also announced that it had voluntarily informed the United States Securities and Exchange Commission (the "SEC") and the Ontario Securities Commission (the "OSC") about the Review.

Each of the SEC, the OSC and the office of the United States Attorney for the Southern District of New York (the "USAO") has commenced investigations in connection with the Company's stock option granting practices. The Company intends to continue to cooperate with each of these agencies.

Scope of the Review
The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire

common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. Each grant was evaluated individually based on the particular facts and circumstances in each case. The Special Committee reviewed approximately 900,000 electronic and paper documents. The Special Committee also reviewed stock-based awards granted prior to the adoption of the Stock Option Plan. The Special Committee conducted interviews of all then-current board members, members of senior management and certain other employees and former employees of the Company identified as being involved in the options granting process or who were otherwise relevant to the Review.

After reviewing all available relevant documentation, the Special Committee determined the appropriate measurement dates for the options for accounting purposes based on the best available information, including:

- minutes of meetings of the Board of Directors and Compensation Committee;
- contemporaneous emails and other documentation;
- personnel files and payroll records;
- insider trading reports; and
- interviews with employees, officers and directors.

In some cases where evidence existed that the recorded grant date for an option was not the accounting measurement date, contemporaneous documentation evidencing the finality of the grant does not exist in a manner that would enable the Special Committee to determine, with finality, the measurement date for accounting purposes. In these cases, the Special Committee used alternative methods to determine an accounting measurement date. The Special Committee noted that the majority of these instances related to the period prior to February 27, 2002 (the period in which the Company applied variable plan accounting for all option grants as described below), and therefore the impact of the determination of an appropriate measurement date was limited to the impact on the pro forma disclosures under Statement of Financial Accounting Standard No. 123, *Accounting for Stock Based Compensation* ("SFAS 123"), and is not significant to either the proforma disclosures or to the amounts recorded in the Company's statements of operations under APB Opinion No. 25, *Accounting for Stock Issued to Employees ("APB 25")*.

In cases where the contemporaneous documentation evidencing the measurement date was not complete, the Special Committee reviewed and analyzed all available correspondence, including the Company's master stock option tracking spreadsheets and the Company's instructions to outside counsel to file insider trading reports. The Special Committee used this documentation to support specific measurement dates, or to establish a range of dates in which to calculate an average rate to apply as a measurement date proxy. The option tracking spreadsheets and instructions to file insider trading reports were considered only when there was no earlier correspondence or other evidence to document a more reliable measurement date.

The Company believes that the evidence used to support the measurement dates as described above and as supported by the Special Committee's conclusions is consistent with the provisions of APB 25 and recent guidance from the SEC.

Option Granting Process

Subsequent to the IPO in 1997, the Stock Option Plan provided for all options to be approved by the Board of Directors or the Compensation Committee. Additionally, the Stock Option Plan provided for options to be granted at an exercise price not less than the closing price of the common shares on the Toronto Stock Exchange or the NASDAQ Stock Market, as applicable, on the last trading day preceding the date on which the grant of the option was approved. The Company's granting practices, however, deviated from the authorization requirements as set out in the Stock Option Plan. As described in greater detail below, past practice, as evidenced by contemporaneous documentation, along with information obtained from employees, officers and directors, indicates that the authorization process for granting awards was delegated to the Compensation Committee and to certain members of management of the Company and other employees pursuant to an apparent delegation of such authority by the Company's Board of Directors. Despite the deviation from the option granting approval process provided for under the Stock Option Plan, the Company has determined that the historical option grants are validly issued options for accounting purposes and are enforceable against the Company, and any common shares issued upon exercise of these options are validly issued under Ontario corporate law. Subject to the remediation plan approved by the Board of Directors on March 2, 2007, it is also the Company's intention to honor its commitment to issue shares when

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

options are validly exercised by option holders.

The Review revealed that prior to the commencement of the Review in August 2006, all stock option grants, except grants to the Company's co-CEOs, were made by or under the authority of co-CEO Jim Balsillie or his delegate in accordance with an apparent delegation of such authority by the Company's Board. For a number of years after the IPO, Mr. Balsillie was directly involved in approving grants, including grants that have been found to have been accounted for incorrectly. Mr. Balsillie's direct involvement in approving grants diminished over time, as more responsibility for approving certain grants was delegated, without explicit conditions or documentation, to Mr. Kavelman and to other employees. Mr. Kavelman and other, less senior, personnel were also involved in the granting of options that have been found to have been accounted for incorrectly.

Grants to the co-CEOs were approved by the Company's Compensation Committee or the Board. After March 2003, the Compensation Committee also reviewed compensation payable to the COOs and the CFO, including option grants.

The 3,231 stock option grants made between December 1996 and August 2006 can be broadly classified as grants to new employees or to former co-op students who rejoined the Company after completing university ("New Hire Grants"), and periodic awards to existing employees and directors, including grants awarded to employees following a promotion to a more senior position ("Grants to Existing Employees"). The Special Committee determined that some New Hire Grants and the majority of Grants to Existing Employees used an incorrect measurement date for accounting purposes, with the result that the exercise price of the options was less than the fair market value of the shares as of the date on which the terms and recipients of those options were ascertained with finality, as determined through objective evidence. In many instances, including in connection with some option grants to the co-CEOs, COOs and the CFO (the "C-level officers"), hindsight was used to select grant dates with favorable pricing on grants and in limited instances grant dates were selected based on low prices over a future period, resulting in grantees receiving an in-the-money option that was not recorded in the financial statements as stock-based compensation.

The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules.

Nature of the Errors

The period covered by the Review spans the inception of the Stock Option Plan in December 1996 to August 2006. The Special Committee also examined certain stock-based awards granted prior to the adoption of the Stock Option Plan. As was permitted prior to fiscal 2007, the Company elected to use APB 25 to measure and recognize compensation cost for all awards granted to employees for their service as employees, as discussed in Note 1. APB 25 is based upon an intrinsic value method of accounting for stock-based compensation. Under this method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the measurement date over the amount to be paid by the employee.

Under APB 25, the measurement date for determining compensation cost of stock options is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option exercise price. If either the number of shares or the exercise price (or both) of a particular award are not known on the grant date, the Company must remeasure compensation cost at each reporting date until both are known. The application of this principle is referred to as variable plan accounting, and requires the Company to remeasure compensation cost at the award's intrinsic value until a measurement date is triggered. When both terms are known, the award is referred to as a fixed award, and compensation cost is not remeasured for any changes in intrinsic value subsequent to the measurement date.

The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a "net settlement" feature contained in the Stock Option

Plan until February 27, 2002, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted. As a result of these errors, the Company has recorded additional adjustments for stock-based compensation expense in accordance with APB 25. In addition, the Restatement also records adjustments to certain tax amounts related to the accounting for stock-based compensation as more fully described below. The following table sets forth the impact of the additional charges for stock-based compensation expense (benefit) on net income (loss) for the fiscal years ended March 4, 2006, February 26, 2005, February 28, 2004, March 1, 2003, March 2, 2002, February 28, 2001, February 29, 2000, and the cumulative adjustment to the fiscal year ended February 28, 1999:

(US dollars in millions) Expense/ (recovery)	Total	Fiscal Year 2006	2005	2004	2003	2002	2001	2000	Cumulative to fiscal 1999 (1)
Variable accounting relating to "net settlement" feature	$ 223.3	$ 0.5	$ 1.1	$ 3.6	$ 11.3	$ (46.5)	$ (317.1)	$ 551.2	$ 19.2
Share-based awards granted prior to the Stock Option Plan	9.2	-	-	-	-	-	0.2	0.5	8.5
Intrinsic value related to options issued subsequent to February 27, 2002	5.0	1.9	1.8	1.1	0.2	-	-	-	-
Payroll taxes	5.0	2.1	2.1	0.8	-	-	-	-	-
Pre-tax amount	242.5	4.5	5.0	5.5	11.5	(46.5)	(316.9)	551.7	27.7
Tax impact of restatement	5.7	2.9	2.8	-	-	-	-	-	-
After-tax impact on net income (2)	$ 248.2	$ 7.4	$ 7.8	$ 5.5	$ 11.5	$ (46.5)	$ (316.9)	$ 551.7	$ 27.7
Cumulative impact on retained earnings (deficit)	$ 248.2	$ 248.2	$ 240.8	$ 233.0	$ 227.5	$ 216.0	$ 262.5	$ 579.4	$ 27.7
Selected share price data (see discussion on variable accounting below (3))									
Average share price in fiscal year									
TSX						$ 19.18	$ 53.85	$ 26.01	
NASDAQ						$ 12.37	$ 36.30	$ 17.35	
Closing share price (4)									
TSX						$ 18.81	$ 29.50	$ 101.00	
NASDAQ						$ 11.94	$ 19.34	$ 67.62	

Note 1: The annual charge to Net Income is as follows: $0 7 million in Fiscal 1997, $ 9.7 million in Fiscal 1998 and $ 17.3 million in Fiscal 1999.
Note 2: Additionally, the Company has restated the pro forma expense under SFAS 123 in Note 12(b) to the Consolidated Financial Statements.
Note 3: The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company's share price is experiencing periods of high volatility. The variable plan accounting non-cash expense for options issued during the period of the "net settlement" feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock's trading price at each reporting period. On February 27, 2002, the unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is expensed over the remaining vesting period of the related options. All share data has been adjusted to reflect the 2-for-1 stock split on May 27, 2004.
Note 4: The closing share price noted for Fiscal 2002 reflects the February 27, 2002 closing share price, being the day that the variable awards became fixed awards for accounting purposes.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

(1) Variable Accounting for the "Net Settlement" Feature
Under a "net settlement" feature that existed in the Stock Option Plan prior to February 27, 2002, instead of paying the total consideration of the options exercised in cash, an employee could forgo the receipt of a number of Company shares equal in value to the total exercise consideration otherwise payable upon exercise of the options. Under U.S. GAAP, the Company is required to apply variable plan accounting for all stock options granted prior to February 27, 2002 because the total number of shares an individual employee was entitled to receive under the "net settlement" feature was not fixed. Variable plan accounting for these options ceased on February 27, 2002 with the elimination of the "net settlement" feature from the Stock Option Plan. On that date, all unexercised awards became fixed awards and the remaining unamortized compensation cost became fixed and is required to be expensed over the remaining vesting period of the related options. The variable plan accounting compensation expense for options issued during the period of the "net settlement" feature includes (1) all realized gains on exercise of stock options prior to February 27, 2002, and (2) an allocation of all unrealized gains for unexercised stock options based on the stock's trading price at each reporting period. The application of variable plan accounting causes significant fluctuations in the accounting expense/recovery when the Company's share price is experiencing periods of high volatility. The accounting impact for the restatement adjustments related to the variable plan accounting is set out in the table above.

(2) Share-Based Awards Granted Prior to the Stock Option Plan
Prior to the IPO and the Company's adoption of the Stock Option Plan, the Company issued 444,000 restricted Class A Common Shares at a price of CAD $0.05 per share pursuant to employee stock agreements and 1,306,000 options to acquire shares at an exercise price of CAD $0.05 under an employee stock plan (such agreements and such plan, together, the "Pre-IPO Plans"). The terms of both awards provided that employees could "put" the shares back to the Company for per share book value while the Company was private and for fair value when the Company became public. Due to the put feature, under U.S. GAAP, the Company was required to account for these awards under variable plan accounting. Upon adoption of the Stock Option Plan in 1996, all previously unexercised options under the Pre-IPO Plans became subject to the terms and conditions of the Stock Option Plan. As such, the awards issued under the Pre-IPO Plans continued to be accounted for under variable plan accounting subsequent to the Company's IPO as they were then subject to the "net settlement" feature as described above. The accounting impact for the restatement adjustment related to the stock based awards issued under the Pre-IPO Plans is set out in the table above.

(3) Misapplication of the Determination of an Appropriate Accounting Measurement Date
As a result of the Review, it has been determined that, in many cases, incorrect measurement dates were used for financial accounting purposes for certain stock option grants in prior periods. For options issued prior to February 27, 2002, the determination of an appropriate accounting measurement date does not impact the restated accounting expense as all options issued prior to that date are accounted for under variable plan accounting. For this reason, separate disclosure is made of errors in measurement dates made pre- and post-February 27, 2002. The determination of the appropriate measurement dates for the period prior to February 27, 2002 does, however, impact the Company's restated pro forma stock-based compensation disclosures under SFAS 123, as set out in Note 12.

Consistent with the accounting literature and recent guidance from the staff of the SEC, the Special Committee undertook a process to categorize, based on grant type, each option granted by the Company. The Special Committee analyzed the evidence related to each grant and, based on the relevant facts and circumstances, applied the accounting standards to determine an appropriate measurement date for each grant. Where the measurement date was found to not be the originally assigned grant date, an accounting adjustment was determined to account for the stock-based compensation expense. The results of the work conducted by the Special Committee were provided to the Board of Directors, and the findings and the accounting adjustments have been reviewed by and accepted by the Company. Hereafter, reference to the Company's actions and determinations includes the actions and determinations of the Special Committee.

For the purposes of identifying a measurement date with finality for grants of options to persons other than the C-level officers, the Company looked to objective evidence supporting the approval of the number and exercise price of an option. In each instance, the Company looked for approval from the highest-ranking individual involved with the grant. In many cases, this would include Mr. Balsillie or Mr. Kavelman. In some instances, it would include other employees of the Company. Additionally, in certain instances, the Company's plan administrators looked for input and approval from other high ranking employees. In these instances, approval was not considered to be determined with finality until these other individuals had provided their approval.

The Company has determined that for the majority of option grants sufficient objective evidence does exist to support the determination of appropriate measurement dates. The Company has aggregated grants into the following general types:

New Hire Grants:

- Grants to new hires

Grants to Existing Employees:

- Grants to the co-CEOs;
- Grants on promotion;
- Group grants;
- Periodic grants;
- Option repricing; and
- Options granted with administrative delays and errors.

<u>New Hire Grants</u>

Grants to New Hires

- *Grants made before employment commences* – From the inception of the Stock Option Plan in December 1996 to August 2006, it was common practice for the Company to include stock options in certain prospective employees' offers for employment. The Company was, however, inconsistent in its approach to selecting dates that determine the exercise price of the options. The majority of employee offer letters provided for the employee to receive a set number of options at a grant price equal to the closing price of the Company's shares on the day prior to their start date. In some instances, however, the offer letter provided for pricing based on a date prior to the employee's start date (e.g., the date the prospective employee accepted the offer of employment or at a price representing a low trading price between the date of the offer letter or acceptance and the start date). The Company identified 82 of these instances involving options to acquire an aggregate of 2,731,100 common shares in the period prior to February 27, 2002, and no instances involving options to acquire common shares subsequent to that date. Under U.S. GAAP, generally it is not possible to have an accounting measurement date for a new hire award prior to the date the employee begins rendering services in exchange for the award.
- *Grants made to new employees upon commencement of employment in accordance with their offer letter but subsequently modified* – The Company has determined that the acceptance of an offer letter containing details on (i) the number of options to be granted and (ii) the establishment of the exercise price as the share price on the date immediately prior to the employment start date, constitutes finality of a measurement date upon commencement of employment. For purposes of the Restatement, the Company is required to treat instances where options were modified subsequent to the commencement of employment to provide the employee with better pricing as a modification to the award and is required to apply variable plan accounting to the award. The Company identified 102 of these instances involving options to acquire an aggregate of 1,893,400 common shares in the period prior to February 27, 2002, and two instances involving options to acquire an aggregate of 30,000 common shares subsequent to that date.
- *Grants made to new employees upon commencement of employment with the option priced as of the closing price on the stock exchange on the day of their start date rather than the closing price on the day immediately prior to their start date* - The Stock Option Plan provides for options to be granted at an exercise price not less than the market price of the Company's shares on the date immediately prior to the grant of the options. In the case of new hires, the options were to be priced using the closing price immediately prior to the respective employee's start date. In many instances, the options were priced using the closing price on the respective employee's start date. The Company identified 37 such instances, only one of which occurred after February 27, 2002, involving options to acquire an aggregate of 375,000 common shares where

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

the resulting exercise price was lower than the closing price of the common shares on the day immediately prior to the respective employee's start date.

Grants to Existing Employees

Grants to the co-CEOs

- From December 1996 to August 2006, the Company made eight grants of stock options to each of the co-CEOs involving options to acquire an aggregate of 3,700,000 common shares. As set out above, grants to the co-CEOs were approved by the Company's Compensation Committee or the Board. The Company found that four of the grants to the co-CEOs involving options to acquire an aggregate of 1,300,000 common shares had no measurement date issues, and 12 grants to the co-CEOs involving options to acquire an aggregate of 2,000,000 common shares were priced at a date prior to, or in two instances subsequent to, Board or Compensation Committee approval. In one instance, two of the option grants to acquire an aggregate of 400,000 common shares were granted and priced at a date prior to required shareholder approval to increase the size of the Stock Option Plan pool, which resulted in a nominal negative intrinsic value. The aggregate intrinsic value of all the Co-CEO awards measured on the date of final approval is $1.6 million for each of Mr. Balsillie and Mr. Lazaridis.

Grants on Promotion

- *Grant dates established prior to approval dates* – During the period under review, the Company regularly awarded options to employees upon promotion to a senior management position. In certain circumstances, the Company granted options based on the date and share price of the effective promotion date; however, the terms of the award and the approval of the award were often not determined until after the effective date of the promotion. In other instances, the Company selected the same grant date for several employees who received promotions around the same date; however, the option grant date selected by the Company preceded the approval date. For the purposes of the Restatement, the Company has determined that the measurement date is the approval date and has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. The Company identified two instances of incorrect measurement dates involving options to acquire an aggregate of 21,000 common shares relating to promotional grants in the period prior to February 27, 2002, and 85 instances involving options to acquire an aggregate of 466,500 common shares subsequent to that date.

Group Grants

- A group grant is a granting of options that is made to all or substantially all employees within a department or departments. In certain group grants, the grant date used was a date before the specific individuals eligible to receive those awards were determined with finality. In these instances, the share price increased between the date the preliminary group grants were established and the date the listing of employees and their respective grants was finalized and approved. In these instances, the measurement date for the entire group grant has been determined to be the later date when the listing of employees and their respective grants were finalized and the listing and the determination of the exercise price was approved. In other instances, the option exercise price used for the respective group grant was selected with hindsight. In these instances, the measurement date for the entire group grant was determined to be the later date when the listing was finalized and the determination of the exercise price was approved. The Company identified three group grants involving grants of options to 710 individuals to acquire an aggregate of 1,375,240 common shares with measurement date issues in the period prior to February 27, 2002, and five group grants involving grants of options to 211 individuals to acquire an aggregate of 2,448,000 common shares with measurement date issues subsequent to that date.

Periodic Grants

- *Periodic grants with look-back pricing* – In certain instances, the Company established the grant date of awards with reference to a historical low price in a month or in a range of dates. For awards where the exercise price was set by reference to an earlier date, the Company has determined, primarily through contemporaneous email documentation, the appropriate date at which all of the terms were approved with finality. That date is deemed to be the measurement date. For the purposes of the Restatement, the Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the share price on the date immediately prior to the approval date, and (b) the exercise price of the option. Although it is often difficult to distinguish between an option with look-back pricing and an option that was not approved until a later date as a result of administrative delay, the Company estimates that 112 grants involving options to acquire a total of 1,915,380 common shares were issued with look-back pricing in the period prior to February 27, 2002, and 14 grants involving options to acquire a total of 159,500 common shares were issued with look-back pricing in the period subsequent to that date.

- *Periodic grants with look-forward pricing* – In the six instances where look-forward pricing was used, the period of look-forward pricing was limited to a period of days or weeks. For awards where the exercise price is set by reference to a low future market price, the Company has determined the measurement date to be the date at which the terms of the award were approved with finality. This date was determined with reference to emails setting out all of the terms of the award with the appropriate approval. In the six cases where there was no email evidencing that final approval had been obtained, the Company looked to evidence such as insider reports to establish when this occurred. The Company has calculated an additional intrinsic value based on the number of options granted multiplied by the difference between (a) the quoted market price of the shares on the date immediately prior to the award becoming fixed, and (b) the exercise price of the option. The Company did not identify any grants with measurement date issues relating to look-forward pricing in the period prior to February 27, 2002, and six grants involving a total of 260,000 common shares with measurement date issues relating to look-forward pricing subsequent to that date.

Option Repricing

- Excluding repricings of start date grants, the Company identified 36 instances prior to February 27, 2002, involving a total of 166,200 common shares, of repriced options with a more favorable price subsequent to the date of the option grant. The Company did not identify any grants involving repricings subsequent to February 27, 2002, The accounting impact of the repricing causes the award to be accounted for under variable plan accounting. However, during this period, variable plan accounting was already being used for all options due to the "net settlement" feature, as described above.

Taxes

The Company previously recorded all tax benefits relating to tax deductible stock option expenses, primarily arising on options issued to U.S. resident employees, through the statement of operations. Pursuant to SFAS 123 and SFAS 109, tax benefits arising from tax deductible stock option expenses should only be recognized in earnings to the extent that the related compensation expense was recognized in earnings. For the periods commencing after the third quarter of fiscal 2005, the Company recorded in the statement of operations the tax benefit resulting from $7.3 million in tax deductions from stock option expenses in excess of the related compensation expense booked in the statement of operations. The excess of the benefit above the related stock option expense should have been recorded as additional paid-in capital. As a result, the Company has adjusted its tax expense by an aggregate amount of $7.3 million as an increase in income tax expense and has recorded a corresponding credit directly to additional paid-in capital within shareholders' equity.

The Company has determined that as a result of certain stock option grants with measurement date issues, additional employer portion payroll taxes may be payable. The Company has included an aggregate accrual, net of related income tax deductions, in the amount of $3.4 million in respect of the estimated employer funded payroll tax liability as of March 4, 2006. The amount that was recorded in respect of fiscal 2007 was $1.4 million on an after-tax basis.

Impact of the Errors

The stock option granting practices identified benefited employees across all levels at the Company. However, by virtue of the relatively larger number of option granted to more senior employees, such employees received a greater individual benefit from the Company's option granting practices. Each of the C-level officers and certain other officers of the Company received in-the-money benefits from

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

option grants with incorrect measurement dates.

Certain of the Company's outside directors also received in-the-money benefits from option grants with incorrect measurement dates. As the selection of grant dates used on grants made to outside directors was not apparent to those directors, they were unaware that they were receiving grants with dating issues.

Review Costs

Included in the Company's selling, marketing and administrative expenses in fiscal 2007 are legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.

Mr. Balsillie and Mr. Lazaridis have voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing up to CAD $10 million (up to CAD $5 million each) of those costs. The Company has agreed to accept this voluntary payment, which is expected to be recorded in fiscal 2008. The amounts will be recorded when received as an increase to paid-in capital.

Restatement of Financial Statements

The following tables set forth the effects of the restatement on the Company's consolidated statements of operations for the fiscal year ended March 4, 2006 and February 26, 2005, the consolidated balance sheet as at March 4, 2006 and the effect on the Company's net cash provided by operating activities within the consolidated statements of cash flows for the fiscal years ended march 4, 2006 and February 26, 2005. Cash flows from financing and investing activities were not affected by the Restatement.

Consolidated Statements of Operations

	For the Year Ended March 4, 2006			For the Year Ended February 26, 2005		
	As Previously Reported	Restatement Adjustments	As Restated	As Previously Reported	Restatement Adjustments	As Restated
Revenue	$ 2,065,845	$ -	$ 2,065,845	$ 1,350,447	$ -	$1,350,447
Cost of sales	925,215	383	925,598	635,914	396	636,310
Gross margin	1,140,630	(383)	1,140,247	714,533	(396)	714,137
Expenses						
Research and development	157,629	1,258	158,887	101,180	1,485	102,665
Selling, marketing and administration	311,420	2,897	314,317	190,730	3,108	193,838
Amortization	49,951	-	49,951	35,941	-	35,941
Litigation	201,791	-	201,791	352,628	-	352,628
	720,791	4,155	724,946	680,479	4,593	685,072
Income from operations	419,839	(4,538)	415,301	34,054	(4,989)	29,065
Investment income	66,218	-	66,218	37,107	-	37,107
Income before income taxes	486,057	(4,538)	481,519	71,161	(4,989)	66,172
Provision for (recovery of) income taxes						
Current	14,515	-	14,515	1,425	-	1,425
Deferred	89,464	2,884	92,348	(143,651)	2,786	(140,865)
	103,979	2,884	106,863	(142,226)	2,786	(139,440)
Net income	$ 382,078	$ (7,422)	$ 374,656	$ 213,387	$ (7,775)	$ 205,612
Earnings per share						
Basic	$ 2.02	$ (0.04)	$ 1.98	$ 1.14	$ (0.04)	$ 1.10
Diluted	$ 1.96	$ (0.05)	$ 1.91	$ 1.09	$ (0.05)	$ 1.04

Balance Sheet

	As at March 4, 2006		
	As Previously Reported	Restatement Adjustments	As Restated
Assets			
Current			
Cash and cash equivalents	$ 459,540	$ -	$ 459,540
Short-term investments	175,553	-	175,553
Trade receivables	315,278	-	315,278
Other receivables	31,861	-	31,861
Inventory	134,523	-	134,523
Other current assets	45,453	-	45,453
Deferred income tax asset	94,789	1,775	96,564
	1,256,997	1,775	1,258,772
Investments	614,309	-	614,309
Capital assets	326,313	-	326,313
Intangible assets	85,929	-	85,929
Goodwill	29,026	-	29,026
	$ 2,312,574	$ 1,775	$ 2,314,349
Liabilities			
Current			
Accounts payable	$ 94,954	$ -	$ 94,954
Accrued liabilities	145,330	5,127	150,457
Income taxes payable	17,584	-	17,584
Deferred revenue	20,968	-	20,968
Current portion of long-term debt	262	-	262
	279,098	5,127	284,225
Long-term debt	6,851	-	6,851
Deferred income tax liability	27,858	-	27,858
	313,807	5,127	318,934
Shareholders' Equity			
Capital stock	1,852,554	216,315	2,068,869
Retained earnings (deficit)	148,028	(248,202)	(100,174)
Paid-in capital	159	28,535	28,694
Accumulated other comprehensive income (loss)	(1,974)	-	(1,974)
	1,998,767	(3,352)	1,995,415
	$ 2,312,574	$ 1,775	$ 2,314,349

Cash flows from operating activities

	For the year ended March 4, 2006			For the year ended February 26, 2005		
	As Previously Reported	Restatement Adjustments	As Restated	As Previously Reported	Restatement Adjustments	As Restated
Net income	$ 382,078	$ (7,422)	$ 374,656	$ 213,387	$ (7,775)	$ 205,612
Items not requiring an outlay of cash:						
Amortization	85,873	-	85,873	66,760	-	66,760
Deferred income taxes	77,938	(784)	77,154	(143,651)	(991)	(144,642)
Share-based payment	159	2,392	2,551	-	2,899	2,899
Other	507	-	507	(137)	-	(137)
Net changes in working capital items	(396,464)	5,814	(390,650)	141,623	5,867	147,490
	$ 150,091	$ -	$ 150,091	$ 277,982	$ -	$ 277,982

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The following is a summary of the effect of these adjustments on the Company's pro forma calculation of its net income per share for the year ended March 4, 2006 and February 26, 2005:

	For the year ended March 4, 2006		For the year ended February 26, 2005	
	(As previously reported)	(Restated - note 4)	(As previously reported)	(Restated - note 4)
Net income - as reported	$ 382,078	$ 374,656	$ 213,387	$ 205,612
Add: Stock-based employee compensation expense included in reported net income, net of tax	-	5,942	-	6,676
Deduct: Stock-based employee compensation expense determined under the fair value method for all awards, net of tax	(22,022)	(25,000)	(22,487)	(27,176)
Pro forma net income	$ 360,056	$ 355,598	$ 190,900	$ 185,112
Net income per share:				
Basic net income per common share	$ 2.02	$ 1.98	$ 1.14	$ 1.10
Diluted net income per share	$ 1.96	$ 1.91	$ 1.09	$ 1.04
Basic net income per common share - pro forma	$ 1.91	$ 1.88	$ 1.02	$ 0.99
Diluted net income per share - pro forma	$ 1.86	$ 1.82	$ 0.98	$ 0.94

5. CASH AND CASH EQUIVALENTS AND INVESTMENTS

The components of cash and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at March 3, 2007							
Bank balances	**$ 11,252**	**$ -**	**$ -**	**$ 11,252**	**$ 11,252**	**$ -**	**$ -**
Bank term deposits	**69,868**	**-**	**-**	**69,868**	**69,868**	**-**	**-**
Bank certificates of deposit	**108,472**	**-**	**(10)**	**108,462**	**96,344**	**12,118**	**-**
Auction-rate securities	**18,423**	**-**	**-**	**18,423**	**-**	**18,423**	**-**
Commercial paper and corporate notes / bonds	**800,846**	**119**	**(3,131)**	**797,834**	**449,113**	**204,149**	**144,572**
Government sponsored enterprise notes	**314,998**	**-**	**(2,683)**	**312,315**	**50,567**	**75,392**	**186,356**
Asset-backed securities	**95,413**	**113**	**(802)**	**94,724**	**-**	**-**	**94,724**
	$ 1,419,272	**$ 232**	**$ (6,626)**	**$ 1,412,878**	**$ 677,144**	**$ 310,082**	**$ 425,652**
As at March 4, 2006							
Bank balances	$ 80,825	$ -	$ -	$ 80,825	$ 80,825	$ -	$ -
Bank certificates of deposit	44,127	-	(1)	44,126	30,053	14,073	-
Commercial paper and corporate notes / bonds	623,037	5	(7,572)	615,470	348,662	27,380	239,428
Government sponsored enterprise notes	380,084	-	(7,814)	372,270	-	134,100	238,170
Asset-backed securities	139,562	-	(2,851)	136,711	-	-	136,711
	$ 1,267,635	$ 5	$ (18,238)	$ 1,249,402	$ 459,540	$ 175,553	$ 614,309

The contractual maturities of debt securities at March 3, 2007 were recorded as follows:

	Cost Basis	Fair Value
Due in one year or less	$ 958,797	$ 957,551
Due after one year through five years	430,800	425,652
Due after five years through ten years	-	-
Due after ten years	18,423	18,423
	$ 1,408,020	$ 1,401,626

Realized gains and losses on available-for-sale securities comprise the following:

	For the year ended		
	March 3, 2007	March 4, 2006	February 26, 2005
Realized gains	$ -	$ 211	$ -
Realized losses	-	(236)	-
	$ -	$ (25)	$ -

Investments with continuous unrealized losses for less than and greater than 12 months and their related fair values were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
As at March 3, 2007						
Government sponsored enterprise notes	$ 15,057	$ 6	$ 241,635	$ 2,677	$ 256,692	$ 2,683
Commercial paper and corporate bonds	25,440	3	227,775	3,128	253,215	3,131
Asset-backed securities	-	-	60,060	802	60,060	802
Bank certificates of deposit	12,118	10	-	-	12,118	10
	$ 52,615	$ 19	$ 529,470	$ 6,607	$ 582,085	$ 6,626

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
As at March 4, 2006						
Government sponsored enterprise notes	$ 86,015	$ 1,615	$ 286,255	$ 6,198	$ 372,270	$ 7,813
Commercial paper and corporate bonds	26,810	400	229,965	7,173	256,775	7,573
Asset-backed securities	-	-	136,711	2,851	136,711	2,851
Bank certificates of deposit	14,046	1	-	-	14,046	1
	$ 126,871	$ 2,016	$ 652,931	$ 16,222	$ 779,802	$ 18,238

The unrealized losses of $6.6 million for investment grade debt securities were related to increases in interest rates. The Company believes that it is probable that it will be able to collect all amounts due according to the contractual terms of the investments. The Company has the ability and intent to hold these investments until there is a recovery of fair value which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired as at March 3, 2007.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

6. INVENTORY

Inventory is comprised as follows:

	March 3, 2007	March 4, 2006
Raw materials	**$ 121,439**	$ 107,049
Work in process	**141,938**	31,848
Finished goods	**8,413**	3,905
Provision for excess and obsolete inventory	**(15,883)**	(8,279)
	$ 255,907	$ 134,523

7. CAPITAL ASSETS

Capital assets are comprised of the following:

	March 3, 2007		
	Cost	Accumulated amortization	Net book value
Land	**$ 39,509**	**$ -**	**$ 39,509**
Buildings, leaseholds and other	**217,941**	**29,560**	**188,381**
BlackBerry operations and other information technology	**304,778**	**159,739**	**145,039**
Manufacturing equipment, research and development equipment, and tooling	**117,958**	**66,553**	**51,405**
Furniture and fixtures	**106,592**	**43,347**	**63,245**
	$ 786,778	**$ 299,199**	**$ 487,579**

	March 4, 2006		
	Cost	Accumulated amortization	Net book value
Land	$ 15,647	$ -	$ 15,647
Buildings, leaseholds and other	137,982	19,473	118,509
BlackBerry operations and other information technology	214,566	112,598	101,968
Manufacturing equipment, research and development equipment, and tooling	88,563	43,966	44,597
Furniture and fixtures	74,548	28,956	45,592
	$ 531,306	$ 204,993	$ 326,313

As at March 3, 2007, the carrying amount of assets under construction is $15,741 (March 4, 2006 - $11,694). Of this amount, $6,809 (March 4, 2006 - $3,967) is included in *Buildings, leaseholds and other*; $6,579 (March 4, 2006 - $ nil), is included in *BlackBerry operations and other information technology* and $2,353 (March 4, 2006 - $7,727) is included in *Manufacturing equipment, research and development equipment, and tooling.*

For the year ended March 3, 2007, amortization expense related to capital assets was $93,497 (March 4, 2006 - $62,678; February 26, 2005 - $47,030).

8. INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	March 3, 2007		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 58,639	$ 19,183	$ 39,456
Licenses	90,811	68,177	22,634
Patents	87,630	11,538	76,092
	$ 237,080	$ 98,898	$ 138,182

	March 4, 2006		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 18,373	$ 9,465	$ 8,908
Licenses	82,806	48,576	34,230
Patents	50,790	7,999	42,791
	$ 151,969	$ 66,040	$ 85,929

For the year ended March 3, 2007, amortization expense related to intangible assets was $32,858 (March 4, 2006 - $23,195; February 26, 2005 - $19,730). Total additions to intangible assets in 2007 were $85,111 (2006 - $45,384).

Based on the carrying value of the identified intangible assets as at March 3, 2007, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows: 2008 - 33 million; 2009 - $17 million; 2010 - $15 million; 2011 - $13 million; and 2012 - $7 million.

9. BUSINESS ACQUISITIONS

During the third quarter of fiscal 2007, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company's software. The transaction closed on September 22, 2006. The operating results were not material to the Company's operating results in fiscal 2007.

During the second quarter of fiscal 2007, the Company purchased 100% of the common shares of Slipstream Data Inc. ("Slipstream"). The transaction closed on July 7, 2006. Slipstream provides acceleration, compression and network optimization to enhance the online experience for mobile, dial and broadband subscribers, while significantly reducing bandwidth requirements. The operating results of Slipstream were not material to the Company's operating results in fiscal 2007.

During the first quarter of fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. ("Ascendent"). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies. The operating results of Ascendent were not material to the Company's operating results in fiscal 2007.

In the acquisitions noted above, the consideration paid by the Company was cash and the results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to March 3, 2007.

During the first quarter of fiscal 2006, the Company purchased 100% of the common shares of a company whose proprietary software was incorporated into the Company's software. The transaction closed on March 24, 2005.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

	For the year ended		
	March 3, 2007	March 4, 2006	February 26, 2005
Assets purchased			
Current assets	**$ 3,707**	$ 158	$ -
Capital assets	**802**	-	-
Deferred income tax asset	**10,440**	259	2,889
Acquired technology	**40,266**	6,223	2,140
Goodwill	**80,906**	-	(1,083)
	136,121	6,640	3,946
Liabilities assumed	**8,597**	645	58
Deferred income tax liability	**11,334**	2,200	-
	19,931	2,845	58
Net non-cash assets acquired	**116,190**	3,795	3,888
Cash acquired	**3,649**	3	23
Net assets acquired	**$ 119,839**	$ 3,798	$ 3,911
Consideration			
Cash	**$ 119,839**	$ 3,798	$ 3,911

The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology, and is amortized over periods ranging from two to five years.

10. INCOME TAXES

The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended		
	March 3, 2007	March 4, 2006 (Restated - note 4)	February 26, 2005 (Restated - note 4)
Statutory Canadian tax rate	**36.1%**	36.1%	36.1%
Expected income tax provision	**$ 310,215**	$ 173,925	$ 23,901
Differences in income taxes resulting from:			
Manufacturing and processing activities	**(12,097)**	(7,143)	(1,053)
Decrease in valuation allowance		-	(142,852)
Investment tax credits	**(37,054)**	(53,385)	(13,652)
Foreign exchange	**(2,111)**	597	(2,782)
Foreign tax rate differences	**(37,574)**	(8,162)	(5,444)
Enacted tax rate changes	**(2,778)**	-	-
Non-deductible stock compensation	**6,394**	798	662
Other differences	**2,378**	233	1,780
	$ 227,373	$ 106,863	$ (139,440)

	For the year ended		
	March 3, 2007	March 4, 2006 (Restated - note 4)	February 26, 2005 (Restated - note 4)
Income before income taxes:			
Canadian	**$ 718,004**	$ 445,749	$ 50,147
Foreign	**140,941**	35,770	16,025
	$ 858,945	$ 481,519	$ 66,172

The provision for (recovery of) income taxes consists of the following:

	For the year ended		
	March 3, 2007	March 4, 2006 (Restated - note 4)	February 26, 2005 (Restated - note 4)
Provision for (recovery of) income taxes:			
Current			
Canadian	**$ 114,073**	$ 11,608	$ 655
Foreign	**9,480**	2,907	770
Deferred			
Canadian	**100,261**	92,340	(143,061)
Foreign	**3,559**	8	2,196
	$ 227,373	$ 106,863	$ (139,440)

Deferred income tax assets and liabilities consist of the following temporary differences:

	As at	
	March 3, 2007	March 4, 2006
Assets		
Financing costs	**$ 3,077**	$ 6,378
Non-deductible reserves	**41,917**	16,166
Research and development incentives	**-**	84,487
Tax loss carryforwards	**18,669**	11,201
Unrealized losses on financial instruments	**2,712**	-
Other tax carryforwards	**1,187**	5,276
Net deferred income tax assets	**67,562**	123,508
Liabilities		
Capital assets	**63,408**	46,193
Unrealized gains on financial instruments	**-**	8,609
Research and development incentives	**26,723**	-
Net deferred income tax liabilities	**90,131**	54,802
Net deferred income tax asset (liability)	**$ (22,569)**	$ 68,706
Deferred income tax asset - current	**$ 21,624**	$ 96,564
Deferred income tax asset - long term	**8,339**	-
Deferred income tax liability - long-term	**(52,532)**	(27,858)
	$ (22,569)	$ 68,706

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The Company determined that it was more likely than not that it can realize its deferred income tax assets. Accordingly, no valuation allowance is required on its deferred income tax assets (March 4, 2006 - $nil). The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future events unfold the valuation allowance may be adjusted.

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

11. LONG-TERM DEBT

At March 3, 2007, long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and building are pledged as collateral. The carrying value of the collateral at March 3, 2007 is $10,570. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

Interest expense on long-term debt for the year was $494 (March 4, 2006 - $483; February 26, 2005 - $460).

The scheduled long-term debt principal payments for the fiscal years 2008 through to maturity are as follows:

For the years ending	
2008	$ 271
2009	291
2010	6,051
	$ 6,613

During fiscal 2007, the Company amended an existing credit facility and now has a $100 million Demand Credit Facility ("the Facility"). The Company has utilized $15.9 million of the Facility to secure operating and financing requirements. As at March 3, 2007, $84.1 million of the Facility was unused. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP, Inc. ("NTP") litigation matter. As a result of the settlement of the NTP litigation matter, the Company cancelled the letter of credit on March 6, 2006.

The Company has an additional demand facility in the amount of $17.0 million to support and secure other operating and financing requirements. As at March 3, 2007, $15.6 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

12. CAPITAL STOCK

(a) *Share capital*

The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 for all shareholders of record as at close of business on May 27, 2004. All common shares, earnings per share and stock option data for the current, year-to-date and prior comparative periods have been adjusted to reflect this stock dividend. In addition, the effect of this stock dividend doubled the number of stock options outstanding and reduced the exercise prices of these stock options by half of the original exercise price.

The following details the changes in issued and outstanding common shares for the three years ended March 3, 2007:

	Number Outstanding (000's)
	Common Shares
Balance as at February 28, 2004	184,830
Exercise of stock options	4,655
Balance as at February 26, 2005	189,485
Exercise of stock options	2,837
Common shares repurchased pursuant to Common Share Repurchase Program	(6,320)
Balance as at March 4, 2006	186,002
Exercise of stock options	3,042
Conversion of restricted share units	7
Common shares repurchased pursuant to Common Share Repurchase Program	(3,180)
Balance as at March 3, 2007	**185,871**

On October 11, 2005, the Company's Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ National Market, of up to an aggregate of 9.5 million common shares during the subsequent 12 month period. This represents approximately 5% of the Company's outstanding shares.

Pursuant to the Common Share Repurchase Program, the Company repurchased 6.3 million common shares at a cost of $391,212 during the third quarter of fiscal 2006 and repurchased 3.2 million common shares at a cost of $203,933 during the second quarter of fiscal 2007 which brought the total number of common shares repurchased to the approved maximum of 9.5 million common shares. The amounts paid in excess of the per share paid-in capital of the common shares of $328,231 in the third quarter of fiscal 2006 and $172,171 in the second quarter of fiscal 2007 were charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled.

During fiscal 2005, the Company determined that it was more likely than not it can realize its deferred income tax assets and therefore recognized a deferred income tax asset of $8,727 with respect to fiscal 2004 share issue financing costs.

(b) Share-based payment

Stock Option Plan

The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries.

Prior to fiscal 2007, the Company accounted for stock-based compensation using APB 25 and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares and exercise price become fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares and/or exercise prices become fixed, or the stock option is exercised, is cancelled, or expires.

Effective March 5, 2006, the Company adopted SFAS 123(R) to record stock compensation expense, using the MPT method. Under the MPT method, there is no restatement of prior periods. The adoption of SFAS 123(R) has resulted in a charge to earnings of $18.8 million in fiscal 2007 (see also note 2).

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

In accordance with SFAS 123(R), beginning in fiscal 2007, the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of seven years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 3.3 million stock options vested and not exercised as at March 3, 2007. There are 5.2 million stock options available for future grants under the stock option plan.

A summary of option activity since February 28, 2004 is shown below. As a result of the Company's review of its historical option granting practice (as more fully discussed in Note 4), certain outstanding stock options will be repriced to reflect a higher exercise price as certain employees have agreed to have their options repriced. As the repricing of options has not occurred prior to filing these financial statements, the repricing will be recorded as a subsequent event, the effects of which will be set out in a subsequent quarterly financial statement when the options are actually repriced. The per option information contained in the disclosure below relates to the historical prices for all stock options. As the repricing of the options will make the options less valuable, there will be no accounting expense related to the repricing event.

	Options Outstanding			
	Number (in 000's)	Weighted Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Instrinsic Value
Balance as at February 28, 2004	16,018	$ 10.82		
Granted during the year	315	58.45		
Exercised during the year	(4,655)	10.19		
Forfeited/cancelled/expired during the year	(527)	10.49		
Balance as at February 26, 2005	11,151	$ 12.44		
Granted during the year	911	72.11		
Exercised during the year	(2,837)	6.81		
Forfeited/cancelled/expired during the year	(264)	11.11		
Balance as at March 4, 2006	8,961	$ 20.33		
Granted during the year	584	111.46		
Exercised during the year	(3,042)	12.89		
Forfeited/cancelled/expired during the year	(116)	29.90		
Balance as at March 3, 2007	**6,387**	**$ 32.54**	**3.22**	**$ 660,629**
Vested and expected to vest at March 3, 2007	**6,133**	**$ 31.89**	**3.17**	**$ 638,340**
Exercisable at March 3, 2007	**3,344**	**$ 18.22**	**2.21**	**$ 393,733**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company's common stock on March 3, 2007 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on

March 3, 2007. The intrinsic value of stock options exercised during fiscal 2007, calculated using the average market price during the year, was approximately $84 per share.

A summary of unvested stock options since March 4, 2006 is shown below:

	Options Outstanding	
	Number in (in 000's)	Weighted-average grant date fair value
Balance as at March 4, 2006	4,708	$ 13.84
Granted during the year	584	49.90
Vested during the year	(2,133)	9.01
Forfeited during the year	(116)	15.45
Balance as at March 3, 2007	**3,043**	**$ 24.09**

As of March 3, 2007, there was $49.2 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.1 years. The total fair value of stock options vested during year ended March 3, 2007 was $19.2 million.

Cash received from stock option exercises for the year ended March 3, 2007 was $44.5 million (March 4, 2006 - $23.3 million).

The following table illustrates the effect on reported net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation in fiscal 2006 and fiscal 2005:

	For the year ended	
	March 4, 2006	February 26, 2005
	(Restated - note 4)	(Restated - note 4)
Net income - as reported	$ 374,656	$ 205,612
Add: Stock-based employee compensation expense included in restated net income, net of tax	5,942	6,676
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(25,000)	(27,176)
Net income - pro forma	$ 355,598	$ 185,112
Weighted-average number of shares outstanding (000's) - basic	188,914	187,653
Effect of dilutive securities: Employee stock options	6,596	9,445
Weighted-average number of shares and assumed conversions - diluted	195,510	197,098
Pro forma earnings per common share:		
Basic	$ 1.88	$ 0.99
Diluted	$ 1.82	$ 0.94

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The weighted average fair value of stock options granted during the quarter was calculated using the BSM option-pricing model with the following assumptions:

	For the year ended		
	March 3, 2007	March 4, 2006	February 26, 2005
		(Restated - note 4)	(Restated - note 4)
Number of options granted (000's)	**584**	911	315
Weighted-average Black-Scholes value of each option	**$ 49.90**	$ 37.17	$ 34.52
Assumptions:			
Risk free interest rate	**4.8%**	4.1%	3.3%
Expected life in years	**4.4**	4.0	4.0
Expected dividend yield	**0%**	0%	0%
Volatility	**44% - 55%**	60%	69%

The Company has not paid a dividend in the previous nine fiscal years and has no current expectation of paying cash dividends on its common stock. The risk-free interest rates utilized during the life of the stock option are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common stock at the date of grant based on a combination of the implied volatility of publicly traded options on its common stock, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan (the "RSU Plan")

RSUs are redeemed for either common shares issued from treasury, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense will be recognized upon issuance of RSUs over the vesting period. Total compensation expense recorded in the year with respect to RSUs was $282.

The Company did not issue any RSUs in the year ended March 3, 2007 and there were no RSUs outstanding as at March 3, 2007 (March 4, 2006 – 7,800).

13. COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Company is committed to future minimum annual lease payments under operating leases as follows:

	Real Estate	Equipment and other	Total
For the years ending			
2008	$ 10,721	$ 480	$ 11,201
2009	11,726	226	11,952
2010	9,584	-	9,584
2011	8,847	-	8,847
2012	8,211	-	8,211
Thereafter	38,577	-	38,577
	$ 87,666	$ 706	$ 88,372

For the year ended March 3, 2007, the Company incurred rental expense of $9,794 (March 4, 2006 - $5,767; February 26, 2005 - $3,023).

(b) Litigation

The Company was the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents. On March 3, 2006, the Company and NTP jointly announced that they signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007. The Company recorded an expense of $201.8 million in fiscal 2006 to account for the additional charge for the final settlement in the amount of $162.5 million, the full writedown of the acquired NTP license that was recorded in March 2005 which, after accumulated depreciation, had net book value of $18.3 million as well as an expense of $21.0 million to account for incremental current and estimated legal and professional fees in connection with this litigation.

In November 2003, Inpro II Licensing S.à.r.l. ("Inpro II") filed an action in the United States District Court for the District of Delaware (the "U.S. Inpro Action") asserting United States Patent No. 6,523,079 against both RIM and one of its customers. RIM was successful in the District Court, and the matter was heard on appeal on December 8, 2005 at the Federal Circuit. On May 11, 2006, the Federal Circuit released its decision which affirmed the District Court's dismissal. Inpro II has exhausted its appeal rights and therefore the final judgment dismissing the U.S. Inpro Action in its entirety is final and binding.

Research In Motion Limited and Research In Motion Corporation v. Eatoni Ergonomics, Inc., Civil Case No. 05 CV 0851-K. United States District Court for the Northern District of Texas ("the Litigation"). On April 28, 2005, the Company filed a declaratory judgment action against Eatoni Ergonomics, Inc. ("Eatoni") seeking judgment of non-infringement and invalidity of Eatoni's United States Patent No. 6,885,317 ("the '317 patent"), titled "Touch-typable Devices Based On Ambiguous Codes And Methods to Design Such Devices." Eatoni asserted a counterclaim of infringement of the '317 patent. The Company and Eatoni mediated and executed a Settlement Agreement on September 26, 2005. On March 29, 2007, in a final, non-appealable, confidential Arbitration Award, the Arbitrator upheld the enforceability of the Settlement Agreement, finding that it requires dismissal of the Litigation. The Company expects to execute and file a stipulated dismissal of the Litigation with the Northern District of Texas. The exact timing of the dismissal will depend upon other aspects of the Arbitrator's decision. As part of the Settlement Agreement, the Company is also involved in discussions with Eatoni directed toward an expected joint development project.

On August 31, 2005, Morris Reese ("Reese") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against Research In Motion Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009 (the "009 Patent"). A definitive settlement agreement was entered into between RIM and Reese on June 29, 2006. The amount of the settlement is not material to these financial statements. Reese agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement. The action was dismissed by the court on July 12, 2006.

By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary, Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgment was issued by the Court of Appeals in Düsseldorf which rejected Neomax's damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Düsseldorf. On March 26, 2007, the German Federal Patent Court delivered a judgment invalidating certain claims of the subject patent. As a result,

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

the appellate courts have been asked to stay the outstanding appeals pending the decision of the German Federal Patent Court becoming final and binding. It is not anticipated that the appellate courts will rule on the merits of any of the appeals until the fourth quarter of fiscal 2008. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.

On May 9, 2005, RIM-UK filed an action against Inpro Licensing S.à.r.l. ("Inpro") in the High Court of Justice (Chancery Division, Patents Court) (the "High Court") in London, England. The action sought a declaration that the UK patent, designated under European Patent EP 0892947B1 ("the B1 Patent"), was invalid and an order that the patent be revoked. On February 2, 2006, the High Court ruled in favor of RIM that all patent claims in the B1 Patent are invalid. Inpro appealed the decision of the High Court and a hearing was held in the Court of Appeals for the Chancery Division, Patent Court on January 16 to 18, 2007. The Court of Appeals issued an order on February 7, 2007, dismissing Inpro's appeal and upholding the lower courts ruling in favor of RIM.

By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the B1 Patent invalid. Inpro has appealed the Munich's court's decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.

On May 1, 2006, Visto Corporation ("Visto") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the "Marshall District Court"), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the "Dallas District Court") alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding complaints of infringement against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM's amended complaint by filing a declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed. The declaratory judgment filed by RIM in the Dallas District Court against Visto's United States Patents No. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM's United States Patent No. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto's patent No. 7,039,679 into one case. RIM's complaint filed against Visto for infringement of RIM's United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) was dismissed to allow RIM to refile those complaints in the Marshall District Court. RIM's motion to amend its response to add an infringement claim under the RIM '457 and '694 patents, along with a declaratory judgement complaint against Visto patent 7,039,679, to the Marshall District Court action was granted on March 6, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.

On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM's Canadian Patent No. 2,245,157; 2,356,073 and 2,356,046. Proceedings are currently pending.

On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto's U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM's actions in the U.K. do not infringe the same patent. Proceedings are currently pending.

On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto's patent No. EP0996905 invalid and declare that RIM's activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. Proceedings are currently pending.

On May 31, 2006, RIM filed a declaratory judgment action in the United States Court for the Northern District of Texas against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DatQuill's Motion to Dismiss. On April 24, 2007, DataQuill filed its Answer and Counterclaim to RIM's declaratory judgment action. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.

On July 26, 2006, Williams Wireless Technologies filed a complaint against RIM Corporation and five other defendants in the United States District Court for the Eastern District of Texas alleging infringement of United States Patent No. 4,809,297 (the '297 patent). Williams Wireless seeks an unspecified amount of damages for past infringement of the '297 patent. The '297 patent expired on February 28, 2006. RIM responded to the complaint in October 2006 that the patent was invalid and not infringed. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.

On January 24, 2007, RIM was served with a Notice of Application that was filed with the Ontario Superior Court of Justice - Commercial List by a pension fund that alleges it was a shareholder, seeking various orders against the Company and named directors. On April 27, 2007 RIM was served with a Fresh As Amended Notice of Application (the "Amended Notice of Application") by the shareholder. The Amended Notice of Application seeks an order for a declaration that various actions of the Company and the named directors were oppressive or unfairly prejudicial to, or unfairly disregard, the interests of the pension fund. In addition, the pension fund seeks various orders that would restrict the members of the Company's Audit Committee and that would add one or more new members to the Board of Directors, and establish a special committee to do an investigation of the Company's option granting practices. The pension fund seeks, in the alternative, various orders relating to the investigation of RIM's option granting practices and orders that would affect the Company's Compensation Committee. Last, the pension fund seeks an order granting it leave to commence a derivative action in the name and on behalf of the Company relating to RIM's option granting practices, seeking damages and ancillary relief against certain of RIM's directors. RIM and the other defendants have served notices of motion to strike the claim in whole or in part, and have served a notice of motion to strike summonses to witness issued by the pension fund for the motion to strike the claim. Both motions are pending but no date has been selected for the hearing of either of the motions. No material damages against the Company are sought, but rather, the shareholder principally seeks declaratory relief and certain other mandatory orders. At this time, it is not possible to determine the likelihood that the shareholder will be successful in obtaining any relief under the oppression remedy. In addition, at this time, it is not possible to determine whether leave to commence the derivative action will be granted, or if leave is granted, the likelihood of damages or recoveries being awarded to the Company. Accordingly, no amount has been recorded in these consolidated financial statements as at March 3, 2007.

From time to time, the Company is involved in other claims in the normal course of business. Additional lawsuits, including purported class actions and derivative actions, may be filed based upon allegations substantially similar to those described in the Amended Notice of Application or otherwise relating to the Company's historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

14. PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in *Cost of sales*. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

The change in the Company's accrued warranty obligations from February 28, 2004 to March 3, 2007 as well as the accrued warranty obligations as at March 3, 2007 are set forth in the following table:

Accrued warranty obligations at February 28, 2004	$ 9,246
Actual warranty experience during fiscal 2005	(6,133)
Fiscal 2005 warranty provision	24,732
Adjustments for changes in estimate	(13,188)
Accrued warranty obligations at February 26, 2005	14,657
Actual warranty experience during fiscal 2006	(24,669)
Fiscal 2006 warranty provision	28,180
Adjustments for changes in estimate	4,219
Accrued warranty obligations at March 4, 2006	22,387
Actual warranty experience during fiscal 2007	**(38,554)**
Fiscal 2007 warranty provision	**49,736**
Adjustments for changes in estimate	**3,100**
Accrued warranty obligations at March 3, 2007	**$ 36,669**

15. GOVERNMENT ASSISTANCE

The Company has previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

Funding from TPC for the first agreement ("TPC-1") totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to a maximum of $6,100. The final repayment with respect to TPC-1 was made during the first quarter of fiscal 2005.

The second agreement with TPC is for a development project ("TPC-2") under which total contributions from TPC have been $23,300. The Company has fulfilled all prerequisite funding conditions and recorded all of the contributions as at February 28, 2004. This contribution will be repayable to TPC in the form of a royalty of 2.2% on gross business revenues, subject to certain annual maximum amounts through fiscal 2015, not exceeding $39,300. The Company has recorded $2,795 on account of TPC royalty repayment expense with respect to TPC-2 during fiscal 2007 (March 4, 2006 – $1,929; February 26, 2005 – $nil).

16. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	For the year ended		
	March 3, 2007	March 4, 2006	February 26, 2005
		(Restated - note 4)	(Restated - note 4)
Net income for basic and diluted earnings per share available to common shareholders	**$ 631,572**	$ 374,656	$ 205,612
Weighted-average number of shares outstanding (000's) - basic	**185,353**	188,914	187,653
Effect of dilutive securities: Employee stock options	**5,250**	7,242	10,378
Weighted-average number of shares and assumed conversions - diluted	**190,603**	196,156	198,031
Earnings per share - reported			
Basic	**$ 3.41**	$ 1.98	$ 1.10
Diluted	**$ 3.31**	$ 1.91	$ 1.04

17. COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income are shown in the following table:

	For the year ended		
	March 3, 2007	March 4, 2006	February 26, 2005
		(Restated - note 4)	(Restated - note 4)
Net income	**$ 631,572**	$ 374,656	$ 205,612
Net change in unrealized gains (losses) on available-for-sale investments	**11,839**	(5,888)	(18,357)
Net change in derivative fair value during the year, net of income taxes of $7,124 (March 4, 2006 - $9,539; February 26, 2005 - $10,429)	**(13,455)**	18,029	8,446
Amounts reclassified to earnings during the year, net of income taxes of $4,197 (March 4, 2006 - $6,000; February 26, 2005 - $5,359)	**(7,926)**	(11,344)	(4,340)
Comprehensive income	**$ 622,030**	$ 375,453	$ 191,361

The components of accumulated other comprehensive loss are as follows:

	For the year ended		
	March 3, 2007	March 4, 2006	February 26, 2005
Accumulated net unrealized losses on available-for-sale investments	**$ (6,394)**	$ (18,233)	$ (12,345)
Accumulated net unrealized gains (losses) on derivative instruments	**(5,122)**	16,259	9,574
Total accumulated other comprehensive loss	**$ (11,516)**	$ (1,974)	$ (2,771)

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

18. SUPPLEMENTAL INFORMATION

(a) Cash flows resulting from net changes in working capital items are as follows:

	For the year ended		
	March 3, 2007	March 4, 2006	February 26, 2005
Trade receivables	**$ (254,370)**	$ (87,528)	$ (126,177)
Other receivables	**(8,300)**	(18,727)	(7,326)
Inventory	**(121,238)**	(42,034)	(49,653)
Other current assets	**(16,827)**	(11,876)	(1,346)
Accounts payable	**47,625**	11,031	32,894
Accrued liabilities	**119,997**	59,398	18,618
Accrued litigation and related expenses	**–**	(435,610)	351,218
Restricted cash	**–**	111,978	(75,717)
Income taxes payable	**83,310**	17,985	5,242
Deferred revenue	**7,221**	4,733	(263)
	$ (142,582)	$ (390,650)	$ 147,490

(b) Certain statement of cash flow information related to interest and income taxes paid is summarized as follows:

	For the year ended		
	March 3, 2007	March 4, 2006	February 26, 2005
Interest paid during the year	**$ 494**	$ 483	$ 460
Income taxes paid during the year	**$ 32,101**	$ 2,449	$ 879

(c) The following items are included in the accrued liabilities balance:

	As at	
	March 3, 2007	March 4, 2006
Marketing costs	**$ 39,186**	$ 26,892
Warranty (note 14)	**36,669**	22,387
Royalties	**48,344**	17,683
Other	**163,430**	83,495
	$ 287,629	$ 150,457

Other accrued liabilities as noted in the above chart, include, among other things, salaries, payroll withholding taxes, incentive accruals, and airtime purchase costs, none of which are greater than 5% of the current liability balance.

(d) Additional information

Advertising expense, which includes media, agency and promotional expenses totalling $67,738 (March 4, 2006 - $32,606; February 26, 2005 - $29,208) is included in *Selling, marketing and administration* expense.

Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange loss of $2,045 (March 4, 2006 – loss of $2,519; February 26, 2005 – gain of $418).

19. FINANCIAL INSTRUMENTS

Values of financial instruments outstanding were as follows:

	March 3, 2007		
Assets (Liabilities)	**Notional Amount**	**Carrying Amount**	**Estimated Fair Value**
Cash and cash equivalents	**$ -**	**$ 677,144**	**$ 677,144**
Available-for-sale investments	**$ -**	**$ 735,734**	**$ 735,734**
Long-term debt	**$ -**	**$ (6,613)**	**$ (6,767)**
Currency forward contracts - asset	**$ 246,325**	**$ 5,115**	**$ 5,115**
Currency forward contracts - liability	**$ 575,406**	**$ (12,406)**	**$ (12,406)**

	March 4, 2006		
Assets (Liabilities)	Notional Amount	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ -	$ 459,540	$ 459,540
Available-for-sale investments	$ -	$ 789,862	$ 789,862
Long-term debt	$ -	$ (7,113)	$ (7,322)
Currency forward contracts - asset	$ 300,362	$ 24,900	$ 24,900
Currency forward contracts - liability	$ 74,891	$ (418)	$ (418)

For the Company's trade receivables, other receivables, accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short maturities. The fair value of investments has been estimated by using market quoted prices and interest rates. The fair value of currency forward contracts has been estimated using market quoted currency spot rates and interest rates. The fair value of long-term debt has been estimated using market quoted interest rates. The estimates presented herein are not necessarily indicative of the amounts that RIM could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2007 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars, and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 3, 2007 approximately 3% of cash and cash equivalents, 30% of trade receivables and 14% of accounts payable and accrued liabilities are denominated in foreign currencies (March 4, 2006 – 5%, 28% and 19%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro.

As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar, and Euro.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. Any ineffective portion of the change in fair value of the cash flow hedges is recognized in current period earnings. For fiscal years ending 2007, 2006 and 2005, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from March 2007 to February 2010. As at March 3, 2007, the net unrealized loss on these forward contracts was approximately $7,834 (March 4, 2006 – net unrealized gain of $24,868; February 26, 2005 – net unrealized gain of $14,644). These amounts were included in Accumulated other comprehensive income. These derivative gains or losses are reclassified to earnings in the same period that the forecasted transaction affects earnings. In fiscal 2008, $3,598 of the net unrealized loss on the forward contracts will be reclassified to earnings.

The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. The maturity dates of these instruments are in March 2007. As at March 3, 2007, an unrealized gain of $542 was recorded in respect of this amount (March 4, 2006 – unrealized loss of $386; February 26, 2005 – unrealized loss of $47). This amount was included in *Selling, marketing and administration*.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. The Company's exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at March 3, 2007, the maximum credit exposure to a single counterparty was nil (March 4, 2006 – 46%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 3, 2007, no single issuer represented more than 9% of the total cash, cash equivalents and investments (March 4, 2006- no single issuer represented more than 12% of the total cash, cash equivalents and investments).

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance for doubtful accounts as at March 3, 2007 is $1,824 (March 4, 2006- $1,551).

While the Company sells its products and services to a variety of customers, two customers comprised 23% and 13% of trade receivables as at March 3, 2007 (March 4, 2006 - three customers comprised 18%, 13% and 13%). Additionally, four customers comprised 19%, 14%, 11% and 11% of the Company's revenue (March 4, 2006 - four customers comprised 19%, 16%, 12% and 12%; February 26, 2005 - four customers comprised 14%, 13%, 13% and 10%).

20. SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

	For the year ended		
Revenue	March 3, 2007	March 4, 2006	February 26, 2005
Canada	**$ 222,517**	$ 178,558	$ 123,853
United States	**1,756,608**	1,335,402	914,364
Other	**1,057,978**	551,887	312,230
	$ 3,037,103	$ 2,065,845	$ 1,350,447
Revenue			
Canada	**7.3%**	8.6%	9.2%
United States	**57.9%**	64.7%	67.7%
Other	**34.8%**	26.7%	23.1%
	100.0%	100.0%	100.0%

	For the year ended		
Revenue mix	March 3, 2007	March 4, 2006	February 26, 2005
Devices	**$ 2,215,951**	$ 1,439,674	$ 933,989
Service	**560,116**	383,021	235,015
Software	**173,187**	156,556	131,811
Other	**87,849**	86,594	49,632
	$ 3,037,103	$ 2,065,845	$ 1,350,447

	As at	
Capital assets, intangible assets and goodwill	March 3, 2007	March 4, 2006
Canada	**$ 645,562**	$ 398,965
United States	**50,321**	26,378
Other	**39,810**	15,925
	$ 735,693	$ 441,268
Total assets		
Canada	**$ 948,671**	$ 747,884
United States	**983,491**	629,980
Other	**1,156,787**	936,485
	$ 3,088,949	$ 2,314,349

21. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year presentation.

corporate information

executive officers

Mike Lazaridis
President and Co-Chief Executive Officer

Jim Balsillie
Co-Chief Executive Officer

Brian Bidulka
Chief Accounting Officer

Robin Bienfait
Chief Information Officer

Larry Conlee
Chief Operating Officer,
Product Development and Manufacturing

Dennis Kavelman
Chief Operating Officer,
Administration and Operations

Don Morrison
Chief Operating Officer,
BlackBerry

board of directors

Jim Balsillie
Co-Chief Executive Officer

Mike Lazaridis
President and Co-Chief Executive Officer

Douglas Fregin
Vice President,
Operations

E. Kendall Cork
Managing Director,
Sentinel Associates Ltd.

Jim Estill [1,2,3,4]
Chief Executive Officer
SYNNEX Canada Ltd.

John Richardson, FCA [1,2,3,4]
Chairman,
Ontario Pension Board

Barbara Stymiest, FCA [1,3,4]
Chief Operating Officer,
Royal Bank of Canada

John Wetmore [1,2,3,4]
Corporate Director

Douglas Wright, O.C.
President Emeritus,
University of Waterloo

[1] Member of the Audit Committee.
[2] Member of the Compensation Committee.
[3] Member of the Nomination Committee.
[4] Member of the Oversight Committee.

shareholder information

annual meeting of shareholders

Tuesday, July 17, 2007 at 6:30pm
At the Centre for International Governance Innovation
57 Erb Street West
Waterloo, Ontario, Canada

shareholder inquiries

Investor Relations
Research In Motion Limited
176 Columbia Street West
Waterloo, Ontario, N2L 3L3
Tel: (+1) 519-888-7465
Fax: (+1) 519-888-6990
Email: investor_relations@rim.com

transfer agent

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (+1) 800-564-6253
Fax: (+1) 866-249-7775
service@computershare.com

auditors

Ernst & Young LLP
Chartered Accountants
515 Riverbend Drive
P.O. Box 9458, Station C
Kitchener, Ontario, N2G 4W9

stock exchange listings

Nasdaq Stock Market
Symbol: RIMM
The Toronto Stock Exchange
Symbol: RIM

corporate office

Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8

corporate website

www.rim.com



295 Phillip Street
Waterloo, Ontario, Canada
N2L 3W8

www.rim.com

T: 519.888.7465
F: 519.888.6906
E: investor_relations@rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)



Date: May 24 , 2007

By:

Name: Edel Ebbs
Title: Vice President, Investor Relations

END